

04028133

—Transforming The Company

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NTERSTATE HOTELS & RESORTS, INC. 2003 ANNUAL REPORT



chef prepares world-class
meals to serve the more than two
million guests who visit The
Westin Bonaventure (cover) each
year in Los Angeles, California.





The Bishop's Lodge Resort's SháNah Spa and Wellness Center in Santa Fe, New Mexico (above) was named the most outstanding spa in North America by *Condé Nast Johansens.*

Interstate Hotels & Resorts, a leader in the hospitality industry, operates some of the world's most recognized hotels and resorts. Interstate also invests in real estate, primarily through joint ventures, and provides corporate housing. In 2004, the two primary areas we will focus on for business growth are:

Hotel Management—We are the world's largest independent hotel management company, currently operating approximately 280 properties with nearly 62,000 rooms in 40 states, the District of Columbia, Canada, Russia and Portugal. The company operates both branded and independent hotels in the luxury through premium-branded select-service segments. Its more than 32,000 associates have been responsible for the company winning numerous awards for guest service and profitability and being recognized as an industry innovator.

Hotel Ownership—Interstate currently owns one hotel and has an ownership interest in 29 other hospitality properties. The company plans to expand its hotel real estate portfolio, primarily through joint venture partnerships.



"The strength of Interstate's marketing staff combined with the company's depth of programs led to 3% positive RevPAR growth and a year-end RevPAR index of 118.3% for the Hilton Tucson East."

— Chia Sheng Hou
Chairman & Chief Executive Officer, Champion Investment Corporation

HOTEL MANAGEMENT PORTFOLIO BY REGION


INTERNATIONAL 2%
WEST 20%
EAST 33%
MIDWEST 16%
SOUTH 29%


MIDSCALE WITHOUT F&B 6%
MIDSCALE WITH F&B 8%
INDEPENDENT 15%
UPSCALE 21%
UPPER UPSCALE 50%

MANAGEMENT FEE REVENUE BY HOTEL TYPE
$65M TOTAL

2003 was the third and, according to most industry forecasters, final year of a severe downturn in the hotel industry. With the rebound now in the early stages, we intend to take maximum advantage of the growth opportunities in our three business segments:

> Hotel Management—by maximizing hotel performance as the hotel industry rebounds, we and our shareholders will benefit from increased management fees.

> Hotel Ownership—by increasing real estate ownership through joint ventures.

> BridgeStreet Corporate Housing Worldwide—by focusing on improving performance in existing markets and adding to our Licensed Global Partners program.

As the lodging industry enters the beginning stages of a new, positive growth phase, we believe we are well positioned to take advantage of our inherent strengths: size and economies of scale, distribution, operating and marketing programs, and management depth and expertise.

HOTEL MANAGEMENT

Our core business, hotel management, had a mixed year in 2003. We added 34 new management contracts during the year, including the Praia D'El Rey Marriott Golf & Beach Resort, our first property in Portugal. This trend continues in 2004, with the addition of five new contracts year-to-date.

Nonetheless, we had a net reduction in contracts in 2003. At year end, we managed 293 hotels with more than 65,000 rooms, compared to 390 hotels with approximately 83,000 rooms at year-end 2002. The reduction of approximately 21 percent of our managed rooms portfolio was due primarily to a series of one-time events, including the sale of a substantial number of hotels by certain of our owners, especially our largest owner, MeriStar Hospitality Corporation; the acquisition by CNL Hospitality Properties, Inc. of RFS, Inc., one of our real estate investment trust (REIT) owners; and the transfer of leases, and subsequently management contracts, by Winston Hotels as allowed by the REIT Modernization Act. Interstate received contract termination fees on some of the terminations. Most of the contracts that were not retained were significantly less advantageous to us economically than contracts that were retained or added.

When MeriStar Hospitality wraps up its divestment program, they will have reduced their portfolio by approximately 40 hotels over the past two years. We continue to have a good working relationship with MeriStar, but expect they will make up a smaller portion of our managed portfolio in the years ahead as we expand our relationships with other owners. We believe that our core management business is stable and that we have significant growth opportunities ahead of us in this segment of our business.

After three extremely difficult years, the economy is finally showing signs of improvement, which is expected to have a positive impact on both business and leisure travel. Room supply is projected to grow 1.4 percent, while demand is forecast to increase 4.5 percent in 2004. This positive dynamic is expected to lead to a 5.3 percent increase in revenue per available room (RevPAR) in 2004, according to PricewaterhouseCoopers, a leading hospitality-consulting firm. These trends will have a positive impact on both our base and incentive fees.

Several factors point to improving incentive fees in 2004. In addition to the rebounding economy, we also will benefit from our experience in operating in all cycles of the economy. We will be working off of a lower expense base created by cost-reduction measures taken over the past few years. We intend to manage costs aggressively during the rebound to generate higher returns for our owners, leading to higher incentive fees for us.

HOTEL OWNERSHIP

In 2004, we plan to accelerate and diversify our earnings through hotel ownership. We expect to form a hotel investment fund to acquire real estate over the next two years. We will invest in the fund, act as managing partner and operate the hotels.

Typical properties sought by the fund include large full-service hotels and resorts, select-service properties, independent urban hotels and conference centers. We believe the timing for acquisitions is optimal because the hotel industry is in the early stages of recovery.

BRIDGESTREET CORPORATE HOUSING WORLDWIDE

BridgeStreet had a very challenging year in 2003. In addition to the struggling economy, the SARS epidemic severely curtailed travel to many of BridgeStreet's international markets, including Toronto and London. We responded by downsizing inventory in those markets by 30 percent and 12 percent, respectively; as well as controlling inventory in other selected economically weak markets.

In 2004, we will concentrate on expanding in major markets where we believe BridgeStreet can gain market share, including New York, Washington, D.C., Chicago and London. The company also will continue to expand its global licensing program, which currently includes 17 partners in 19 markets. This program gives us broader distribution channels, enabling us to more effectively compete for large, international clients, and generates attractive licensing fees.

BridgeStreet is committed to becoming the industry's most preferred corporate housing provider. The division will roll out a number of innovative new programs, such as proprietary booking and tracking programs and a unique, prepared meal delivery concept, that will further distinguish its product from its competitors' in 2004.

BALANCE SHEET

During 2003, we significantly strengthened our balance sheet. In the fourth quarter, we sold 9,101,900 shares of common stock for net proceeds of $45.3 million. Proceeds were used to pay down our senior term loan.

We also prepaid a $56.1 million note to MeriStar Hospitality for $42.1 million, a significant discount. We currently are negotiating to refinance our debt facility to increase our borrowing capacity and to reduce our average cost of debt.

MANAGEMENT TEAM CHANGES

We made a number of changes to our management team to add greater depth and more closely match our future growth strategy. After serving as vice chairman and chief investment officer, I was elected chief executive officer, bringing my background as founder of a predecessor company, as well as substantial expertise in operations, real estate, finance and Wall Street relationships. We also brought in William Richardson as chief financial officer and Kenneth Barr as chief accounting officer. Robert Morse was promoted to chief operating officer and has taken on additional responsibilities for all operations support functions, as well as our Continental Design & Supply subsidiary.

2004 OUTLOOK

We continue to be optimistic about the hotel industry and Interstate in 2004. All signs point to a recovery, and we are well positioned to take full advantage of it. A recent forecast by PricewaterhouseCoopers was quite positive about the 2004 growth potential in upper upscale, upscale and midscale without food and beverage hotels, three of our hotel operating segments.

Helping us maximize our upside potential will be the more than 32,000 associates who have worked under very difficult operating conditions the past three years. We thank them for their hard work and dedication.

We look forward to the coming year. We have the people and programs in place to succeed. We have a stronger balance sheet and well-conceived strategies, and we look forward to reporting our future successes.



Sincerely,

Steven D. Jorns

Chief Executive Officer

Interstate Hotels & Resorts, Inc.

March 2004



—Improving **Operations**



More than 32,000 dedicated associates provide award-winning guest service at nearly 280 hotels Interstate manages, including the Sawgrass Marriott Resort & Beach Club in Ponte Vedra, Florida (above), named the nation's top golf resort five years in a row by *Links* magazine.

As the hotel industry recovers in 2004 and beyond, Interstate's hotel management operations are poised to benefit in several ways.

As the largest independent hotel management company, Interstate offers hotel owners a variety of unique value-added benefits.

GROWTH IN FEES

The hotel industry is expected to achieve a significant improvement in revenue per available room (RevPAR) in 2004. This improvement is expected to have a positive impact on both the hotel industry's and Interstate's profitability. Significant reductions in operating expenses made over the past few years create the opportunity for higher hotel profits as the economy recovers, which, in turn, generate higher management fees for the company. While some costs will rise to reflect increased occupancy, Interstate continues to aggressively monitor costs.

GROWTH IN CONTRACTS

As the largest independent hotel management company, Interstate offers hotel owners a variety of unique value-added benefits. Its size and distribution give it enormous economies of scale in purchasing and technology services. The company's information technology department provides superior technology to its managed hotels, allowing them to market more effectively and operate more efficiently.

Interstate's proprietary revenue management programs allow it to closely monitor revenues and adjust room rates accordingly. Other company specialists bring in-depth expertise to such diverse areas as risk management and brand management, allowing Interstate to provide key services more cost-effectively than smaller companies.

This expertise and delivery of superior results is expected to attract additional contract opportunities in 2004. The beginning of a turnaround in the hotel industry typically generates a significant turnover in hotel ownership. Sellers wait for a firming market in order to achieve higher prices, while buyers seek to acquire with the expectation that an improving economy will generate higher profits.

The company's 40-plus-year history in hospitality has led to long-standing relationships within the hotel ownership community. Interstate's seasoned team of development and acquisition professionals currently are seeking acquisition candidates not only for Interstate's portfolio, but also to recommend to other potential buyers.

Many of Interstate's owners have indicated that they intend to expand their portfolios over the near term. Over the past three years, a substantial number of contracts signed by the company have been with owners with whom we have other management relationships.



"2003 was a banner year for the Homewood Suites by Hilton Orlando. With Interstate's management, the hotel exceeded its budget in all areas. It also was recognized as one of the best performing hotels within the Homewood Suites brand when it received the *Most Improved Guest Satisfaction Survey Scores, GM of the Year* and *Top 10 Sales & Marketing Team of the Year* awards. 2004 looks to be even better."

— Howard A. Silver
President & Chief Operating Officer, Equity Inns, Inc.


Hilton

—*Investing In Hotel Ownership*



Interstate is a joint-venture partner in and manages the 282-room Hilton San Diego Gaslamp Quarter, which was voted Best Hotel in San Diego 2003 by TripAdvisor.com and one of the five "Hippest West Coast Hotels" by *Instinct* magazine.

To diversify the company's earnings stream, Interstate plans to invest additional funds in hotel acquisitions. Interstate believes that 2004 will be an opportune time to purchase hotels. Historically, the early recovery stage of the real estate cycle produces motivated sellers and provides buyers an opportunity for profits as the recovery continues. The company plans to acquire hotels in 2004 through partnerships and joint ventures.

Interstate always has had hotel ownership interests. The company currently is a joint venture partner in 29 hotels, typically owning less than 15 percent of the property, and owns one hotel outright.

In 2004, Interstate plans to accelerate and diversify its earnings through hotel ownership.

Target properties include full-service hotels and resorts with 250 to 500 rooms operating under such brands as Hilton, Marriott, Sheraton and Westin. Other properties of interest include hotels in the select-service segment with a minimum of 150 rooms operating under such brands as Hilton Garden Inn, Courtyard by Marriott, Residence Inn, Embassy Suites and Homewood Suites. Independent urban hotels and conference centers also are attractive acquisition candidates.

The properties typically will be located in major in-fill markets. Expected price per hotel will be in the range of $20 million to $50 million. Interstate will manage all of the properties it invests in.

The company has an active hotel acquisition pipeline through its diverse network of contacts that allows it to locate properties that are not widely exposed on the open market. Management believes this ability to source a greater selection of hotels will enable the company to find more hotels that can deliver superior returns.



"Faced with a challenging property, Interstate's creative team proposed an authentic Irish pub concept to revitalize an outdated nightclub outlet and boost total revenues at the Holiday Inn Livonia. From concept and design through construction and development, Interstate's team did a tremendous job."

— Holly C. Mauro
Asset Manager & Assistant Treasurer, W.P. Carey & Co. LLC



B R I D G E S T R E E T

BridgeStreet Corporate Housing Worldwide, one of the largest providers of corporate housing, offers accommodations typically ranging from one- to three-bedroom fully furnished apartments. The brand also offers many services provided by hotels such as a 24-hour electronic concierge, housekeeping and access to health clubs.

In 2004, the division will focus on improving performance by building new, and expanding existing business through testing and introducing a series of cutting-edge programs—ranging from proprietary booking and tracking programs to a unique meal delivery concept—that will make corporate housing a much more compelling option for corporate clients. BridgeStreet is developing proprietary methods to minimize the red tape associated with leasing corporate housing, a process that historically has been substantially more complex than renting a conventional hotel room.

The company also will continue to expand its Licensed Global Partner program, which allows Licensed Partners to utilize the company's internationally recognized brand name and marketing programs.



BridgeStreet will be introducing BridgeStreet Chef, a prepared meal delivery service, in the second quarter.

(dollars in thousands, except per share amounts)

BACKGROUND

On July 31, 2002, MeriStar Hotels & Resorts, or MeriStar, and Interstate Hotels Corporation, or Interstate, merged, and MeriStar changed its name to "Interstate Hotels & Resorts, Inc." The transaction was a stock-for-stock merger of Interstate into MeriStar in which Interstate stockholders received 4.6 shares of MeriStar common stock for each share of Interstate stock outstanding. Holders of MeriStar common stock and partnership units in its operating partnership continued to hold their stock and units following the merger. In connection with the merger, the holders of Interstate's convertible debt and preferred stock converted those instruments into shares of MeriStar common stock. Immediately following the merger, we effected a one-for-five reverse stock split.

In accordance with accounting principles generally accepted in the United States of America, we treated the merger as a purchase for financial reporting purposes. In accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," Interstate was considered the acquiring enterprise for financial reporting purposes. Interstate established a new accounting basis for MeriStar's assets and liabilities based upon their fair values as of July 31, 2002, the effective date of the merger. We accounted for the merger as a reverse acquisition, with Interstate as the accounting acquiror and MeriStar as the surviving company for legal purposes.

The consolidated financial statements for the period January 1, 2002 through July 31, 2002, and for the year ended December 31, 2001 include the historical results of operations of Interstate, the accounting acquiror. After our merger on July 31, 2002, the financial statements include the operating results of the combined entity, Interstate Hotels & Resorts, Inc.

BUSINESS OVERVIEW

General—We are the largest independent U.S. hotel management company not affiliated with a hotel brand, measured by number of rooms under management. We manage a portfolio of hospitality properties and provide related services in the hotel, corporate housing, resort, conference center and golf markets. We also own one hotel property and hold non-controlling joint venture equity interests in 29 of our managed properties. Our portfolio is diversified by franchise and brand affiliations. The related services we provide include insurance and risk management services, purchasing and project management services, information technology and telecommunications services and centralized accounting services.

We have two operating divisions, hotel management and corporate housing, both of which are reportable operating segments. Each division is managed separately because of its distinct products and services.

Our subsidiary operating partnership indirectly holds substantially all of our assets. We are the sole general partner of that operating partnership. We and certain independent third parties are limited partners of the partnerships. The interests of those third parties are reflected in minority interests on our balance sheet. The partnership agreements give the general partners full control over the business and affairs of the partnerships.

Relationship with MeriStar Hospitality—We manage all of the properties owned by MeriStar Hospitality, a real estate investment trust, or REIT. As of December 31, 2003, MeriStar Hospitality owned 93 properties. Our relationship with MeriStar Hospitality is governed in part by an intercompany agreement. That agreement provides each of us the right to participate in certain transactions entered into by the other company. The intercompany agreement provides MeriStar Hospitality with the right of first refusal with respect to some of our hotel real estate opportunities and it also provides us with a right of first refusal with respect to some of MeriStar Hospitality's hotel management opportunities, excluding hotels that MeriStar Hospitality elects to have managed by a hotel brand. Historically, we have had close operating, management and governance relationships with MeriStar Hospitality. We manage all of MeriStar Hospitality's hotel properties under long-term management contracts and have, in the past, shared several key management personnel and board members with MeriStar Hospitality. Due to the merger between MeriStar and Interstate and our resulting increased scale, we and MeriStar Hospitality have split the management teams of the two companies although Paul W. Whetsell continues as the Chairman of both companies and is the Chief Executive Officer of MeriStar Hospitality. In addition, our board and MeriStar Hospitality's board have each formed special committees to explore further changes to the relationship between our two companies, including possible changes to the intercompany agreement.

Revenue—Our revenue consists of:

- management fee revenue, which consists of fees received under our management agreements and includes termination fees as they are earned;
- corporate housing revenue, which consists of revenues from our BridgeStreet corporate housing division;
- lodging revenue, which consists of rooms, food and beverage and other department revenues from our owned hotel and from hotels that were subject to operating leases; and
- other revenue, which consists of insurance revenue from Northridge Insurance Company, purchasing revenue, accounting fees, technical services revenues, information technology support fees, renovation fees, and other fees.

We employ the staff at our managed properties. Under our management agreements, the hotel owners reimburse us for payroll, benefits, and certain other costs related to the operations of the managed properties. Emerging Issues Task Force, ("EITF") No. 01-14,"Income Statement Characteristics of Reimbursements for Out-of-Pocket Expenses," establishes standards for accounting for reimbursable expenses in our income statement. Under this pronouncement, the reimbursement of payroll, benefits and costs is recorded as revenue, with a corresponding expense recorded as "other expenses from managed properties" in our statement of operations.

Operating Expenses—Our operating expenses consist of operating expenses by department and undistributed operating expenses. Operating expenses by department include expenses associated with our corporate housing revenue and lodging expenses, which consist of rooms, food and beverage, other department expenses and property operating costs from our owned hotel.

Undistributed operating expenses include the following items:

- administrative and general expenses, which are associated with the management of hotels and corporate housing facilities and consist primarily of expenses such as corporate payroll and related benefits, operations management, sales and marketing, finance, legal, information technology support, human resources and other support services, as well as general corporate expenses;
- depreciation and amortization; and
- other costs, such as merger and integration costs and tender offer costs that cannot be allocated to corporate housing or lodging.

Insurance and Risk Management—Through our subsidiary, Northridge Insurance Company, we offer some of our managed hotels reinsurance and risk management services. We provide insurance coverage through Northridge Insurance to our managed hotels under the terms of each individual management agreement. For more information about Northridge Insurance, please see "Business—Insurance and Risk Management."

We include Northridge Insurance in our hotel management segment. All accounts of Northridge Insurance are classified with assets and liabilities of a similar nature in our consolidated balance sheets. Amounts restricted due to statutory requirements consist of cash and cash equivalents of $1,421 at December 31, 2003 and $1,134 at December 31, 2002. These amounts are reflected as restricted cash in our consolidated balance sheets. Our consolidated statements of operations include the insurance revenue earned and related insurance expenses incurred by Northridge Insurance. The insurance revenue earned by Northridge Insurance is included in other revenues in our consolidated statements of operations, and amounted to $6,009 for the year ended December 31, 2003, and $6,926 for the year ended December 31, 2002, after intercompany eliminations.

Insurance revenues are earned through reinsurance premiums, direct premiums written and reinsurance premiums ceded. Reinsurance premiums are recognized when individual policies are written and any unearned portions of the premium are recognized to account for the unexpired term of the policy, on an as-reported basis. Direct premiums written are recognized in accordance with the underlying policy, and reinsurance premiums ceded are recognized on a pro-rata basis over the life of the related policies. Unearned premiums represent the portion of premiums applicable to the unexpired term of policies in force.

We make a provision for reported claims and claims settlement expense at each balance sheet date. Those losses are based on management's estimate of the ultimate cost of settlement of claims and historical loss rates. Accrued claims liabilities are carried at present value without discounting since the contracts are of a short duration and discounting would not be significant. Actual liabilities may differ from estimated amounts. Any changes in estimated losses and settlements are reflected in current earnings.

RECENT EVENTS

Public Equity Offering—On November 26, 2003, in a public equity offering, we offered 8,500,000 shares of our common stock, par value $0.01 per share, at a price of $5.25 per share. An additional 500,000 shares of common stock were offered by our principal investor group. On December 16, 2003, the underwriters exercised their over-allotment option for an additional 601,900 shares.

Our total proceeds from this equity offering, prior to deducting expenses, amounted to approximately $45,276, after the underwriting discount. We did not receive any proceeds from the sale of shares by the principal investor group. The total proceeds were used to repay indebtedness under our senior credit facility.

In connection with the repayment of $45,276 of our senior credit facility, we wrote off approximately $750 of unamortized deferred financing costs associated with the senior credit facility. This write-off is included in interest expense on our statement of operations.

Terminations of Management Agreements—In conjunction with the merger of MeriStar and Interstate in 2002, we assigned estimated fair values to each of the management agreements considered purchased by Interstate, the accounting acquiror in the merger. These assigned fair values are included as intangible assets on our balance sheet. We are amortizing these intangible assets over the terms of the management agreements. If one of these management agreements is terminated prior to its full term, for example, due to the sale of a hotel or an owner choosing to exercise a termination clause, we will record a loss on the write-off of the related unamortized intangible asset value.

The weaker hotel operating environment has caused some owners of our managed hotels to sell hotels to provide the owners with additional liquidity. When a hotel is sold, we are usually replaced as the hotel's manager. Since January 1, 2003, MeriStar Hospitality has sold 15 hotels which we managed, 13 of which we no longer manage for the subsequent owner. MeriStar Hospitality has announced plans to sell an additional 19 of its 93 properties, all of which we currently manage. Those 19 hotels, together with the 13 sold hotels we no longer manage, accounted for $3,821, or 5.9% of our revenues, for the year ended December 31, 2003, and $1,619, or 4.1%, of our revenues for the year ended December 31, 2002. Other owners may also dispose of assets.

Except with respect to three hotels currently owned by MeriStar Hospitality, if we are terminated as manager upon the sale of one of MeriStar Hospitality's hotels, we will generally receive a termination fee equal to the present value of remaining payments as defined in the management agreement. Any termination fee will be paid in 30 equal monthly installments, without interest, commencing the month following the termination. MeriStar Hospitality will be able to credit against any termination payments the present value of projected fees, as defined in the management agreements, including, without limitation, the present value of any projected fees of any management agreements executed during the 30-month period over which payments are made. Net of such offsets, as of December 31, 2003, we would be entitled to receive approximately $17,348 of total termination fees with respect to the termination of management agreements for the 13 hotels sold by MeriStar Hospitality that we no longer manage and the 19 remaining hotels MeriStar Hospitality intends to sell. Our management agreements with other owners generally have limited or no termination fees due to us if our management agreement is terminated upon the sale of the hotel. We record termination fees as management fee revenue as they are earned.

During 2003, MeriStar Hospitality disposed of 15 hotels, and we wrote off $3,266 of intangible assets associated with the management agreements for those properties. Assuming that all 19 remaining hotels are sold during 2004, we would expect to write off an additional approximate $6,026 in intangible assets during 2004.

On July 10, 2003, CNL Hospitality acquired RFS Hotel Investors, Inc. We managed 50 of the 57 former RFS hotel properties. In October 2003, we entered into an agreement with CNL to manage 22 of those hotels. CNL has terminated our management agreements for the remaining 28 former RFS properties. The majority of these 28 agreements were terminated in the fourth quarter of 2003, and the remainder were terminated by January 16, 2004. Total management fees from the 28 properties totaled approximately $3,600, or 5.5% of our total management fees, for the year ended December 31, 2003, and $972, or 2.4% of total management fees, for the year ended December 31, 2002, representing management fees starting from July 31, 2002, the date of the merger between MeriStar and Interstate. We did not receive any termination fees with respect to the management agreements being terminated by CNL.

Also, our management agreements with MeriStar Hospitality and many other owners contain performance standards. Those standards generally require the hotel to meet certain relative or absolute financial performance levels, often in comparison to budgeted amounts. We generally have a period to cure any performance standards we do not meet. In the event the hotel does not meet those performance standards and we do not cure within the period specified in the management contract, the hotel's owner may have a right to terminate our management contract. The termination of management contracts as a result of hotel dispositions or our failure to meet performance standards would have an adverse effect on our revenues. MeriStar Hospitality may also terminate a management agreement if certain performance standards at the hotel are not met in consecutive calendar years.

On July 1, 2002, MeriStar assigned the leases of 47 hotels to a subsidiary of Winston Hotels, Inc. under a provision of the REIT Modernization Act that allows REITs to recognize the revenues and expenses of their hotels through taxable subsidiaries or lease them to taxable subsidiaries. As part of this agreement, we had continued to operate 33 of Winston's properties. After one year, Winston had the option to terminate the management contracts and during April 2003 notified us of its intention to do so and as of June 30, 2003 we ceased management. These contracts accounted for approximately $969 of revenue, or 1.5% of our total revenues, for the year ended December 31, 2003, and $855, or 2.1% of our total revenues, for the year ended December 31, 2002. In connection with the termination of the Winston contracts, we wrote off $587 of unamortized management contract costs during the second quarter of 2003. This amount is included in asset impairments and write-offs in our statement of operations.

Insurance Matters—As part of our management agreement services to a hotel owner, we generally obtain casualty (workers' compensation and liability) insurance coverages for the hotel. In December 2002, one of the carriers we used to obtain casualty insurance coverages was downgraded significantly by rating agencies. In January 2003, we negotiated a transfer of that carrier's current policies to a new carrier. We are working with the prior carrier to facilitate a timely and efficient close-out of the claims outstanding under the prior carrier's casualty policies. The prior carrier has primary responsibility for settling those claims from its assets. If the prior carrier's assets are not sufficient to settle these outstanding claims, and the claims exceed amounts available under state guaranty funds, we may be required to settle those claims. Although we are indemnified under our management agreements for such amounts, we would be responsible contractually for claims in historical periods when we leased (in addition to managed) certain hotels. Based on the information currently available, we believe the ultimate resolution of this situation will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting estimates are an integral part of the preparation of our consolidated financial statements and our financial reporting process and are based on our current judgments. Certain accounting estimates are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ markedly from our current judgments.

The most significant accounting policies affecting our consolidated financial statements relate to:

> the evaluation of impairment of certain long-lived assets and intangible assets with determinable lives;
> the evaluation of impairment of goodwill;
> estimation of valuation allowances, specifically those related to income taxes and allowance for doubtful accounts; and
> revenue recognition.

Impairment of Long-Lived Assets—In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying values of long-lived assets (which include our intangible assets with determinable useful lives) may be impaired, we perform an analysis to determine the recoverability of the asset's carrying value. We make estimates of the undiscounted cash flows from the expected future operations of the asset. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to estimated fair value and an impairment loss is recognized. Any impairment losses are recorded as operating expenses.

We review long-lived assets for impairment when one or more of the following events have occurred:

> current or immediate short-term (future 12 months) projected cash flows are significantly less than the most recent historical cash flows;
> a significant loss of management contracts without the realistic expectation of a replacement;
> the unplanned departure of an executive officer or other key personnel, which could adversely affect our ability to maintain our competitive position and manage future growth;
> a significant adverse change in legal factors or an adverse action or assessment by a regulator, which could affect the value of the goodwill or other long-lived assets; or
> events that could cause significant adverse changes and uncertainty in business and leisure travel patterns.

During 2003, we wrote off $4,072 of unamortized management contract costs relating to terminated contracts. Of this, $587 related to the termination of contracts with respect to the Winston hotels, $3,266 related to the properties sold by MeriStar Hospitality, and $219 related to other terminated contracts during the year.

Impairment of Goodwill—In accordance with SFAS No. 142, annually, or as circumstances warrant, we perform an analysis to determine whether the goodwill carrying value has been impaired. To test goodwill for impairment, we perform an analysis to compare the fair value of the reporting unit to which the goodwill is assigned to the carrying value of the reporting unit. We make estimates of the discounted cash flows from the expected future operations of the reporting unit. If the analysis indicates that the fair value of the reporting unit is less than its carrying value, we do an analysis to compare the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of the goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. The excess of the fair value of reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying value, an impairment loss is recognized in an amount equal to that excess. Any impairment losses are recorded as operating expenses. We did not recognize any impairment losses for goodwill in 2003 or 2002.

Valuation Allowances—We use our judgment in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. At December 31, 2003, we have recorded a $13.0 million valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. This is an allowance against some, but not all, of our recorded deferred tax assets. We have considered estimated future taxable income and prudent and feasible ongoing tax planning strategies in assessing the need for a valuation allowance. Our estimates of taxable income require us to make assumptions about various factors that affect our operating results, such as economic conditions, consumer demand, competition and other factors. Our actual results may differ from these estimates. Based on actual results or a revision in future estimates, we might determine that we would not be able to realize additional portions of our net deferred tax assets in the future; if that occurred, we would record a charge to the income tax provision in that period.

The utilization of our net operating loss carryforwards will be limited by the tax provisions of the Internal Revenue Code. The valuation allowance we recorded included the effect of the limitations on our deferred tax assets arising from net operating loss carryforwards.

We record an allowance for doubtful accounts receivable based on our judgment in determining the ability and willingness of hotel owners to make required payments. Our judgments in determining customer ability and willingness to pay are based on past experience with hotel owners and our assessment of the current and future operating environments for hotel owners. If a customer's financial condition deteriorates or a management contract is terminated in the future, this could decrease a hotel owner's ability or obligation to make payments. If that occurred, we might have to make additional allowances, which could reduce our earnings.

Revenue Recognition—We earn revenue from hotel management contracts and related services, corporate housing operations and operations from our wholly owned hotel. Our management and other fees consist of base and incentive management fees received from third-party owners of hotel properties and fees for other related services we provide.

Through the second quarter of 2002, we had recorded incentive management fees in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," and Method No. 2 of EITF Topic No. D-96, "Accounting for Management Fees Based on a Formula" in which incentive management fees are accrued as earned based on the profitability of the hotel, subject to the specific terms of each individual management agreement. The application of Method No. 2 resulted in the accrual of incentive management fees during interim reporting periods throughout the annual measurement period. The accrual would be reduced or eliminated in subsequent interim reporting periods if the profitability of the hotel missed performance thresholds later in the annual measurement period.

In the third quarter of 2002, with an effective date of January 1, 2002, we began recording the incentive management fees in the period that it is certain the incentive management fees are earned, which for annual incentive fee measurements is typically in the last month of the annual contract period. This newly adopted accounting principle is preferable because the new method eliminates the potential that incentive management fee revenue will be recognized in one interim reporting period and reduced or eliminated in a future interim reporting period. This methodology is designated as Method No. 1 in EITF Topic No. D-96. Method No. 1 is the Securities and Exchange Commission staff's preferred method of accounting for incentive management fees.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA represents earnings (losses) before interest, income tax expense (benefit), depreciation and amortization and equity in earnings (losses) of affiliates.

We use Adjusted EBITDA as a measure of operating performance. Adjusted EBITDA should not be considered as an alternative to net income under accounting principles generally accepted in the United States of America for purposes of evaluating our results of operations, and does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because:

> a significant portion of our assets consists of intangible assets. Of those intangible assets, our management contracts are amortized over their remaining terms, and, in accordance with generally accepted accounting principles, those assets are subject to straight-line amortization. Because depreciation and amortization are non-cash items, we believe that presentation of Adjusted EBITDA is a useful supplemental measure of our operating performance;

> adjusted EBITDA is widely used in the hotel management industry to measure operating performance without regard to items such as depreciation and amortization; and

> we believe Adjusted EBITDA helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results.

Our management uses Adjusted EBITDA:

> as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our asset base (primarily depreciation and amortization) from our operating results;

> in presentations to our Board of Directors to enable it to have the same measurement of operating performance used by management;

> for planning purposes, including the preparation of our annual operating budget;

> for compensation purposes, including the basis for bonuses and other incentives for certain employees;

> as a valuation measure for evaluating our operating performance and our capacity to incur and service debt, fund capital expenditures and expand our business; and

> as one measure in determining the value of other acquisitions and dispositions.

There are material limitations to using a measure such as Adjusted EBITDA, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income or loss. Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net income.

We are organized into two operating divisions, hotel management and corporate housing. Both of these divisions are reportable operating segments. Each division is managed separately because of its distinctive products and services. We evaluate the performance of each division based on Adjusted EBITDA.

Prior to the merger between MeriStar and Interstate on July 31, 2002, we operated in two reportable segments: (1) operations of luxury and upscale hotels and (2) operations of mid-scale, upper economy and budget hotels. Following the merger, we operate in the segments discussed above. The other items in the tables below represent operating segment activity and assets for the non-reportable segments. Adjusted EBITDA from other activities includes merger costs, restructuring expenses, tender offer costs, asset impairments and write-offs, conversion incentive payments for convertible notes, and gain on refinancing. Other assets include deferred tax assets and net deferred financing costs. For periods prior to the merger, we have combined our two previously reportable segments into the hotel management operating segment for presentation in the table shown below. The table shown below reconciles Adjusted EBITDA to net income (loss) for the periods presented.

Adjusted EBITDA should be considered in addition to, not as a substitute for or as being superior to, operating losses, cash flows, or other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States of America.

	HOTEL MANAGEMENT	CORPORATE HOUSING	OTHER	FINANCIAL STATEMENTS
Year ended December 31, 2003				
Net income (loss)	$ 4,471	$ (7,289)	$ (1,633)	$ (4,451)
Adjustments:				
Depreciation and amortization	11,798	1,668	—	13,466
Interest expense, net	9,109	1,012	—	10,121
Equity in losses of affiliates	1,618	—	—	1,618
Gain on refinancing term loan from related party	—	—	(13,629)	(13,629)
Minority interest expense	75	102	20	197
Income tax expense (benefit)	1,647	(1,208)	3,239	3,678
Adjusted EBITDA	**$ 28,718**	**$ (5,715)**	**$ (12,003)**	**$ 11,000**
Year ended December 31, 2002				
Net loss	(2,700)	$ (1,653)	$ (31,818)	$ (36,171)
Adjustments:				
Depreciation and amortization	13,382	676	—	14,058
Interest expense, net	5,082	513	—	5,595
Equity in losses of affiliates	2,409	—	—	2,409
Conversion incentive payment – convertible notes	—	—	7,307	7,307
Minority interest benefit	(15)	(9)	(173)	(197)
Income tax benefit	(84)	(52)	(997)	(1,133)
Adjusted EBITDA	**$ 18,074**	**$ (525)**	**$ (25,681)**	**$ (8,132)**
Year ended December 31, 2001				
Net loss	$ (5,222)	$ —	$ (2,128)	$ (7,350)
Adjustments:				
Depreciation and amortization	10,394	—	—	10,394
Interest expense, net	1,635	—	—	1,635
Equity in losses of affiliates	5,169	—	—	5,169
Minority interest expense	138	—	56	194
Income tax benefit	(2,341)	—	(954)	(3,295)
Adjusted EBITDA	**$ 9,773**	**$ —**	**$ (3,026)**	**$ 6,747**

RESULTS OF OPERATIONS

The sluggish economy, the conflict in Iraq, fear of terrorist acts, health concerns for travelers, and delays and difficulties in travel due to heightened security measures at airports continue to have a major impact on our operating results. Because of the significant slowdown of the economy over the past three years, our managed hotels have generally experienced significant declines in occupancy and average rates charged. Weaker hotel performance has reduced our base and incentive management fees, and also has given rise to additional losses under minority investments we have made in connection with some of the hotels that we manage.

The overall weak economy, the conflict in Iraq and traveler health concerns due to SARS have continued to negatively impact the demand for corporate relocations and long-term assignments, two primary drivers of our corporate housing operations. Geopolitical difficulties and traveler health concerns have significantly affected our European and Canadian operations. We expect those operations to continue to be impacted until business travel patterns are stabilized.

These events have had and are expected to continue to have an adverse impact on our financial performance. In response to this current operating environment, our plan is the following:

> earn base fees, incentive fees and fees from other services from our existing management contracts, as well as secure additional management contracts on quality properties. We will continue to work with the owners of our managed hotel properties to implement cost reduction and control measures to improve those properties' operating results;

> increase the number of our investments in hotels, resorts and conference centers, through the creation of joint ventures and/or real estate funds, where we will invest alongside other real estate investors and manage the acquired properties. These investments will enable us to increase our equity in earnings from the profits of these investments, as well as provide revenues from management fees from the associated properties; and

> improve our inventory management and control costs within our existing markets in our corporate housing segment, increase our focus on high growth markets such as New York, Washington, D.C. and Chicago and increase our sales effort in our primary national segments. We may also add additional markets in North America if the conditions are favorable. We will continue to expand the Licensed Global Partner Program in which we license the BridgeStreet name to various corporate housing providers throughout the U.S. We may reduce our inventory in areas in which demand is weak or declining (i.e., London and Toronto) where the long-term leases have proved to be problematic in the past. Our goal going forward will be to shorten our lease length commitments where possible and look for more opportunities to convert higher risk apartment blocks into management arrangements.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

At December 31, 2003, we managed 295 properties with 65,250 guest rooms, compared to 393 properties with 83,053 guest rooms at December 31, 2002. Although the number of managed properties decreased, our total revenue for 2003 compared to 2002 has increased. The primary reason for this increase in revenue is due to the merger of MeriStar and Interstate in July of 2002, therefore only five months of revenue for the combined company is included in 2002, whereas 2003 includes a full year.

Hotels under management were reduced by a net of approximately 98 since December 31, 2002. Our Adjusted EBITDA has not been materially negatively impacted as most of the contracts which were not retained were significantly less advantageous to us economically than contracts which were retained or added. The majority of these terminated contracts were due to the properties sold by MeriStar Hospitality, the purchase of RFS by CNL, and the termination of the Winston contracts, all discussed above in Recent Events-Terminated Contracts. The remainder is the net of management contracts gained and terminated throughout the year by various owners.

Revenues

The following table shows the operating statistics for our managed hotels on a same-store basis for the year ended December 31, (dollars not in thousands):

	2003	2002	CHANGE
Revenue per available room	$ 64.43	$ 66.22	$ (1.79)
Average daily rate	$ 97.75	$ 100.31	$ (2.56)
Occupancy	65.9%	66.0%	(0.2)%

Our total revenue increased $425,877 to $1,027,047 for the year ended December 31, 2003 compared to $601,170 for the year ended December 31, 2002. Major components of this increase were:

> Lodging revenue increased $488, or 16.8%, to $3,396 for the year ended December 31, 2003 from $2,908 for the year ended December 31, 2002. This increase is due to the 17.5% increase in revenue per available room for this hotel, resulting primarily from a 23.7% increase in occupancy over prior year.

> Revenue from management fees increased $25,174, or 63%, from $39,888 for the year ended December 31, 2002 to $65,062 for the year ended December 31, 2003. The primary reason for the increase is the increase in number of managed hotels during the year, resulting from the merger on July 31, 2002, and additional contracts acquired since the merger. This increase was partially offset by a decrease in management fee revenues resulting from the loss of certain contracts, including those sold by MeriStar Hospitality, RFS, and certain others. There is also a decrease in revenues at the managed hotels due to the decline in revenue per available room as shown above, primarily due to the continued weakness in the U.S. economy and the impact of the war on travel.

> Corporate housing revenue was $109,469 for the year ended December 31, 2003, compared with $46,818 for the year ended December 31, 2002. Corporate housing revenue is included in our results of operations beginning August 1, 2002 as a result of the merger, therefore the 2002 period includes five months as compared with 12 months included in the 2003 period. Corporate housing revenue is fairly consistent when compared to the revenue for the 12 months of the prior year.

> Other revenue decreased $1,983, or 11.5%, from $17,313 for the year ended December 31, 2002 to $15,330 for the year ended December 31, 2003. The majority of this decrease is due to a decrease in insurance income of $917 from our captive insurance company, and an overall decrease in the other fees mentioned above.

> Reimbursable costs, which we record as revenue under EITF 01-14, increased by $339,547, or 68.7%, to $833,790 for the year ended December 31, 2003, from $494,243 for the year ended December 31, 2002. Substantially all of this increase is due to the increase in the number of employees and managed properties resulting from the merger in July of 2002.

Operating Expenses by Department

Total operating expenses by department increased $55,114 to $95,243 for the year ended December 31, 2003 compared to $40,129 for the year ended December 31, 2002. Substantially all of this increase is due to expenses incurred in our corporate housing division, which is included in our operations beginning August 1, 2002 as a result of the merger. Therefore the 2002 period includes five months as compared with 12 months included in the 2003 period. Corporate housing expenses are fairly consistent when compared to the expenses for the 12 months of the prior year.

Undistributed operating expenses

Undistributed operating expenses include the following items:

> administrative and general;

> depreciation and amortization;

> merger and integration costs;

> restructuring expenses;

> tender offer costs; and

> asset impairment and write-offs.

Total undistributed operating expenses increased $11,492, or 12.9%, to $100,480 for the year ended December 31, 2003, compared to $88,988 for the year ended December 31, 2002. Factors primarily affecting the increase were:

> Administrative and general expenses increased by $22,772, or 47.3%, from $48,166 for the year ended December 31, 2002 to $70,938 for the year ended December 31, 2003. The primary reason for this increase is the increase in expenses resulting from the merger on July 31, 2002.

> Depreciation and amortization expense decreased by $592, or 4.2%, from $14,058 for the year ended December 31, 2002, to $13,466 for the year ended December 31, 2003. This decrease is primarily due to a large number of management contracts that were fully amortized during 2003 and the loss of certain management contracts during the year. This decrease was partially offset by the increase in purchases of property, plant and equipment during 2003, and the related increase in depreciation taken on those assets.

> Merger and integration costs decreased $5,547, from $9,363 for the year ended December 31, 2002, to $3,816 for the year ended December 31, 2003. These costs include professional fees, travel, relocation costs and other transition costs. The majority of these costs were incurred following the merger, in the second half of 2002. We do not expect to have any further significant merger and integration costs in 2004 related to the 2002 merger between MeriStar and Interstate.

> Restructuring expenses decreased $9,214, from $12,614 for the year ended December 31, 2002, to $3,400 for the year ended December 31, 2003. In 2002, restructuring expenses were incurred in connection with the merger of Interstate and MeriStar, and primarily consist of severance costs for personnel changes and non-cancelable lease costs associated with the merger. In 2003, the restructuring expenses relate to severance costs for certain former corporate personnel.

> Tender offer costs were $0 for the year ended December 31, 2003 compared to $1,000 for the year ended December 31, 2002. These costs related to the commencement of a partial tender offer to purchase 2,465,322 shares of Interstate's Class A common stock by Shaner Hotel Group Limited Partnership and Shaner's unsolicited proposals to combine the operations of Interstate with Shaner prior to the commencement of the tender offer. These costs were incurred for legal and professional fees. The tender offer expired May 31, 2002.

> Asset impairment and write-offs increased $5,073, from $3,787 for the year ended December 31, 2002, to $8,860 for the year ended December 31, 2003. In the fourth quarter of 2002 we recorded an impairment charge of $2,704 to reduce the carrying value of our investment in FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P. to its estimated fair value. Similarly, in the fourth quarter of 2003 we recorded an impairment charge of $4,476 on the same investment, representing the combined net book value of the investment and a note receivable, to reduce their total carrying value to zero. In 2003, write-offs of management contracts were $4,072, compared to $1,083 in 2002. This increase is due to the increase in terminated management contracts, specifically related to the properties sold by MeriStar Hospitality and the termination of contracts by Winston, both in 2003 (see Recent Events-Termination of Management Contracts above for more detail). These accounted for write-offs of $3,266, and $587, respectively. We also wrote off an additional $219 related to other terminated contracts during 2003. Also in 2003 is a charge of $312, representing the write-off of leasehold improvements relating to our former corporate office in Washington, D.C., before relocating in July of 2003 to Arlington, Virginia. We periodically evaluate the carrying value of our investments and goodwill. The future carrying value is dependent upon operating results of our operating segments and/or the underlying real estate investments. Should the current weak market conditions in the hospitality and lodging industry continue to cause poor operating results of the underlying investments, additional losses may occur in the future and result in our inability to recover the carrying value of these assets.

> Reimbursable costs, which we record as revenue under EITF 01-14, increased by $339,547, or 68.7%, to $833,790 for the year ended December 31, 2003, from $494,243 for the year ended December 31, 2002. Substantially all of this increase is due to the increase in the number of employees and managed properties resulting from the merger in July of 2002.

Net Income (Loss) Available to Common Shareholders

Net income (loss) available to common shareholders increased $34,326 to $(4,451) for the year ended December 31, 2003, from $(38,777) for the year ended December 31, 2002. This increase is due to improvements in our operations as discussed above, as well as the following:

> Net interest expense increased $4,526, or 80.9%, to $10,121 for the year ended December 31, 2003, from $5,595 for the year ended December 31, 2002. This increase is primarily due to the increase in outstanding debt following the merger, the increase in amortization of deferred financing fees associated with the merger and the debt refinancing in January 2003. In addition, during the fourth quarter of 2003, in connection with the repayment of a portion of our term loan, we wrote off approximately $750 of unamortized deferred financing costs associated with the term loan. This amount and the amortization of deferred financing fees is included in interest expense on our statement of operations.

> Equity in losses of affiliates decreased $791, or 32.8%, to $1,618 for the year ended December 31, 2003, from $2,409 for the year ended December 31, 2002. These losses consist of our proportionate share of the losses incurred through our non-controlling equity investments in various hotels. In 2002, we recorded approximately $1,837 of equity losses associated with our FelCor Lodging Trust joint venture, whereas in 2003 we recorded approximately $470 in losses. Losses were incurred by the hotels owned by our equity investees due to the weakness in the U.S. economy during 2002 and the continued weakness into 2003, followed by the impact of the war in 2003. Future adverse changes in the hospitality industry market conditions or poor operating results of the underlying investments could result in future losses or an inability to recover the carrying value of these investments.

> Conversion incentive payment — convertible notes was a one-time payment to our principal investor group of $7,307 in 2002, made in connection with the merger of MeriStar and Interstate on July 31, 2002. There were no similar payments made in 2003.

> Gain on refinancing was $13,629 for the year ended December 31, 2003, compared to $0 for the same period 2002. At December 31, 2002, we had $56,069 of long-term debt under a term loan due to MeriStar Hospitality, which was due to mature on July 31, 2007. MeriStar Hospitality, seeking additional liquidity, approached us in late 2002 regarding a negotiated discounted repayment of the MeriStar Hospitality term loan. The repayment of $42,056 was completed in January 2003. We financed part of the repayment with the proceeds from a $40,000 subordinated term loan and realized a gain of $13,629.

> Income tax expense increased by $4,811 to $3,678 for the year ended December 31, 2003, from a benefit of $1,133 for the year ended December 31, 2002. In 2003, we recorded an adjustment to our foreign tax provision related to acquired businesses, we experienced foreign losses for which we expect to receive no benefit, we incurred nondeductible expenses incurred as a result of the merger between MeriStar and Interstate in July 2002 and we recorded a valuation allowance related to tax credits.

Adjusted EBITDA

Adjusted EBITDA increased $19,132, to $11,000 for the year ended December 31, 2003, from $(8,132) for the year ended December 31, 2002. This increase is due to the following:

> Income from hotel management increased $7,171, to $4,471 for the year ended December 31, 2003, from $(2,700) for the year ended December 31, 2002. Hotel management's Adjusted EBITDA increased $10,644 to $28,718 for the year ended December 31, 2003, from $18,074 for the year ended December 31, 2002. The primary reason for the increase is the additional management contracts acquired in connection with the merger of MeriStar and Interstate in July of 2002, and the expense reductions from synergies resulting from the merger.

- Loss from corporate housing increased $5,636, to $(7,289) for the year ended December 31, 2003, from $(1,653) for the same period 2002. Corporate housing's Adjusted EBITDA decreased $5,190, to $(5,715) for the year ended December 31, 2003, from $(525) for the same period 2002. Corporate housing operations are included in the results of operations beginning on August 1, 2002, after the merger between MeriStar and Interstate on July 31, 2002. This decrease in earnings is a direct result of a sluggish U.S. economy, the SARS-related effects in our Toronto and London markets and the effect of the war on general foreign business travel.
- Loss from other activities decreased $30,185, to $(1,633) for the year ended December 31, 2003, from $(31,818) for the year ended December 31, 2002. Adjusted EBITDA from other activities increased by $13,678, to $(12,003) for the year ended December 31, 2003, from $(25,681) for the year ended December 31, 2002. In 2002, we incurred $9,214 more restructuring expenses than in 2003, and $5,547 more merger and integration costs, both due to the merger. Also in 2002 was $1,000 of tender offer costs as discussed above. These are offset by an increase in asset impairment and write-offs of $5,073 in 2003 as discussed above.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues

The following table shows the operating statistics for our managed hotels on a same-store basis for the year ended December 31:

	2002	2001	CHANGE
Revenue per available room	$ 63.89	$ 68.10	$ (4.21)
Average daily rate	$ 98.04	$ 103.43	$ (5.39)
Occupancy	65.2%	65.8%	1.0%

Prior to the merger on July 31, 2002, Interstate managed 141 hotels with 29,752 rooms. Subsequent to the merger, on December 31, 2002, we managed 393 properties with 83,053 rooms.

Our total revenue increased $282,344, to $601,170 for the year ended December 31, 2002, compared to $318,826 in 2001. Major components of this increase were:

- Lodging revenue decreased $1,518, from $4,426 for the year ended December 31, 2001, to $2,908 for the year ended December 31, 2002. Of the decrease, $597 relates to the Pittsburgh Airport Residence Inn by Marriott, as a result of the decrease in revenue per available room in this property for the periods presented, primarily due to the slowdown of the economy and the hospitality industry. The remaining $921 relates to the leased hotel, which is no longer under lease in 2002 as compared to 2001.
- Revenue from management fees increased $15,363, from $24,525 for the year ended December 31, 2001, to $39,888 for the year ended December 31, 2002. An increase of $16,368 was due to the increase in number of managed hotels resulting from the merger between MeriStar and Interstate on July 31, 2002. This is offset by a decrease in revenue per available room as a result of the decrease in the average daily rate as noted above, which resulted in a decrease in management fee revenue of approximately $1,005.
- Corporate housing revenue was $46,818 for the year ended December 31, 2002, compared to $0 in the same period of the previous year. Corporate housing revenue is included in the results of operations beginning August 1, 2002 as a result of the merger between MeriStar and Interstate on July 31, 2002.
- Other revenue increased $2,239, from $15,074 for the year ended December 31, 2001, to $17,313 for the year ended December 31, 2002. The majority of this increase, $1,455, is due to the merger of MeriStar and Interstate on July 31, 2002. The remainder is partially due to an increase in insurance revenues from Northridge Insurance of approximately $1,547, offset by a decrease in the other revenue mentioned above.
- Reimbursable costs increased by $219,442, to $494,243 for the year ended December 31, 2002, from $274,801 for the year ended December 31, 2001. Substantially all of this increase is due to the increase in the number of employees at our managed properties resulting from the merger of MeriStar and Interstate.

Operating Expenses by Department

Total operating expenses by department increased $37,482, to $40,129 for the year ended December 31, 2002, compared to $2,647 for the year ended December 31, 2001. One reason for this increase is that corporate housing expenses are included in our statement of operations starting August 1, 2002 after the merger between MeriStar and Interstate on July 31, 2002. Corporate housing expenses were $37,990 for the year ended December 31, 2002. This was offset by decreased lodging expenses from the Pittsburgh Airport Residence Inn by Marriott. Lodging expenses consist of rooms, food and beverage, other department expenses and property operating costs from this property. These expenses decreased $508, from $2,647 for the year ended December 31, 2001, to $2,139 for the year ended December 31, 2002. This decrease is a direct result of the decrease in revenue from this hotel as described above.

Undistributed Operating Expenses

Undistributed operating expenses for the fiscal 2002 period include the following items:

- administrative and general;
- lease expense;
- depreciation and amortization;
- merger and integration costs;
- restructuring expenses;
- tender offer costs; and
- asset impairments and write-offs.

Total undistributed operating expenses increased $43,963, to $88,988 for the year ended December 31, 2002, compared to $45,025 for the year ended December 31, 2001. Factors primarily affecting the increase were:

- Administrative and general expenses increased by $17,043, from $31,123 for the year ended December 31, 2001, to $48,166 for the year ended December 31, 2002. An increase of approximately $22,966 is attributable to the increase in expenses resulting from our merger with Interstate on July 31, 2002. This is offset by a decrease of $5,923 attributable to cost reductions achieved from synergies following the merger.
- Lease expense was $482 for the year ended December 31, 2001. This is a result of our lease contracts being converted to management contracts during 2001, therefore there is no similar expense in 2002.
- Depreciation and amortization expense increased by $3,664, from $10,394 for the year ended December 31, 2001, to $14,058 for the year ended December 31, 2002. This increase is primarily due to the acquisition of certain depreciable and amortizable fixed assets, as well as intangible assets in conjunction with the merger on July 31, 2002. These assets included management contracts, franchise fees and deferred financing fees.
- Merger costs were $9,363 for the year ended December 31, 2002. Merger costs consist of the write-off of $2,465 of deferred financing fees related to the repayment and retirement of the Lehman senior credit facility and the repayment of the limited recourse mortgage note. Also included in merger costs is a $1,866 charge for the forgiveness of certain employee and officer notes receivable, and a $1,000 charge relating to the accelerated vesting of preferred stock. The remaining $4,032 were integration costs incurred in connection with the merger.
- Restructuring costs were $12,614 for the year ended December 31, 2002. Restructuring costs consist of $10,470 of severance costs to be paid to employees whose positions are being relocated or eliminated as a result of the merger, and $2,144 of restructuring costs, which are non-cancelable lease costs in certain offices that we closed as a result of the merger.
- Tender offer costs of $1,000 represent costs related to the commencement of a partial tender offer to purchase 2,465,322 shares of Interstate's Class A Common Stock by Shaner Hotel Group Limited Partnership and Shaner's unsolicited proposals to combine the operations of Interstate with Shaner prior to the commencement of the tender offer. These costs were incurred for legal and professional fees. The tender offer expired May 31, 2002.

- Asset impairment and write-offs increased $761, from $3,026 for the year ended December 31, 2001, to $3,787 for the year ended December 31, 2002. In 2001, we recorded a loss on impairment of equity investment in hotel real estate in the amount of $3,026. This loss related to our 20% non-controlling interest in a partnership that owns the Renaissance Worldgate Hotel in Kissimmee, Florida. The loss represented our portion of the estimated impairment of the future profitability of this hotel. In the fourth quarter of 2002, we recorded a $2,704 impairment charge to reduce the carrying value of our investment in FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P. to its estimated fair value. Also in 2002, we wrote off $1,083 representing intangible assets associated with terminated management contracts.

Net Loss Available to Common Shareholders

Net loss available to common shareholders increased $30,731, to $(38,777) for the year ended December 31, 2002, from $(8,046) for the year ended December 31, 2001. This is due to the decrease of $14,879 of Adjusted EBITDA and the increase of $3,664 in depreciation and amortization expense as discussed above. The following contributed to the remainder of the increase:

- Net interest expense increased $3,960, to $5,595 for the year ended December 31, 2002, from $1,635 for the year ended December 31, 2001 due to the increase in outstanding debt following the merger.
- Conversion incentive payment—convertible notes was a one-time payment to our principal investor group of $7,307 in 2002, made in connection with the merger of MeriStar and Interstate on July 31, 2002. There were no similar payments made in 2001.
- Income tax benefit decreased by $2,162, to $1,133 for the year ended December 31, 2002, from $3,295 for the year ended December 31, 2001. In 2002, we recorded $1,727 of income tax expense as a valuation allowance on certain deferred tax assets that are not anticipated to be realized in future periods.

These are offset by:

- Equity in losses of affiliates decreased $2,760, to $2,409 for the year ended December 31, 2002, from $5,169 for the same period in 2001. These losses consist of our proportionate share of the losses incurred through our non-controlling equity investments in various hotels. During 2001 and 2002, these losses were incurred by the hotels due to the weakness in the U.S. economy and significant declines in occupancy. Future adverse changes in the hospitality and lodging industry market conditions or poor operating results of the underlying investments could result in future losses or an inability to recover the carrying value of these investments. During 2001, we reduced to zero the carrying value of our remaining 10% non-controlling equity interest in Interconn Ponte Vedra Company, L.L.C. after recording our proportionate share of the losses incurred by that entity. This contributed to the decrease in losses from 2001 to 2002. This was partially offset by an increase in losses recognized for our proportionate share of our 49.5% investment in the joint ventures with FelCor Lodging Trust during 2002.

Adjusted EBITDA

Adjusted EBITDA decreased $14,879, to $(8,132) for the year ended December 31, 2002, from $6,747 for the year ended December 31, 2001. Components of this decrease were:

- Income from hotel management increased $2,522, to $(2,700) for the year ended December 31, 2002, from $(5,222) for the year ended December 31, 2001. Hotel management's Adjusted EBITDA increased $8,301, to $18,074 for the year ended December 31, 2002, from $9,773 for the year ended December 31, 2001. The primary reason for this is the increase in operations subsequent to our merger with Interstate on July 31, 2002.
- Loss from corporate housing was $(1,653) and Adjusted EBITDA was $(525) in the year ended December 31, 2002. Corporate housing operations are included in the results of operations beginning on August 1, 2002 after the merger between MeriStar and Interstate on July 31, 2002.
- Loss from other activities increased $29,690, to $(31,818) for the year ended December 31, 2002, from $(2,128) for the year ended December 31, 2001. Adjusted EBITDA from other activities decreased by $22,655, to $(25,681) for the year ended December 31, 2002, from $(3,026) for the year ended December 31, 2001. This is due to merger and integration costs, restructuring costs, and tender offer costs discussed above, which were not present in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital—We had $7,450 of cash and cash equivalent assets at December 31, 2003 compared to $7,054 at December 31, 2002, and working capital deficit (current assets less current liabilities) of $8,349 at December 31, 2003 compared to $13,015 at December 31, 2002. This improvement in working capital of $4,666 resulted primarily from the decrease in net loss.

Operating Activities—Net cash provided by operating activities was $5,340 for the year ended December 31, 2003 compared to net cash used in operating activities of $17,513 during the year ended December 31, 2002. The increase in cash resulted primarily from our increased profitability in 2003, changes in the accounts payable and accrued liabilities balances, and a one-time payment of $7,307 in 2002 to induce conversion of our convertible notes by our principal investor group. We billed the hotels for insurance which we paid on their behalf in the fourth quarter of 2003, causing our accounts receivable to show an increase at December 31, 2003.

Net cash used in operating activities was $17,513 during the year ended December 31, 2002 compared to $1,411 during the year ended December 31, 2001. The increase resulted primarily from changes in accounts payable, and a payment of $7,307 in 2002 to induce conversion of our convertible notes by our principal investor group, partially offset by an increase in operating income (adjusted for non-cash items).

If the weakness in the economy continues to negatively impact the financial results of our managed hotels and corporate housing operations, our management fees and corporate housing revenues could decrease, and we may incur additional losses from our minority investments. These events and factors could negatively impact our cash flows from operating activities and net income or loss.

We are required to distribute 1.6627% of cash flows from the operations of Interstate Hotels, LLC, one of our operating subsidiaries, to Wyndham International, Inc., based on Wyndham's common interest in that entity. The net distribution payable to Wyndham at December 31, 2003 and 2002 was approximately $433 and $275, respectively.

Investing Activities—Net cash used in investing activities was $14,992 for the year ended December 31, 2003 compared to net cash used in investing activities of $5,023 for the year ended December 31, 2002. Major components of this increase in use of cash are:

> purchases of property, plant and equipment of $8,696 in 2003 compared to $1,193 in 2002. This increase is primarily a result of the relocation of our corporate offices from Washington, D.C. to Arlington, Virginia in July of 2003, and the associated costs of moving into the new office space, such as purchasing new furniture and fixtures.

> purchases of intangible assets of $1,686 in 2003 compared to $620 in 2002. This increase relates to our efforts in obtaining new management contracts during 2003 and the associated costs. The majority of these costs in 2003 are associated with contracts that are still in the process of being negotiated.

> net cash invested in hotel real estate of $2,167 in 2003 compared to $1,360 in 2002, which includes a joint venture we entered into in 2003, and contributions to one of our real estate properties for capital expansion projects in 2003.

> the change in restricted cash, to $3,250 in 2003 from $1,366 in 2002. Our captive insurance company has restricted cash, which is determined based on statutory requirements and is directly related to premiums written during the year. The premiums written in 2003 were 25% higher than 2002. We also have restricted cash at our purchasing subsidiary, which represents cash that our owners have advanced to us for capital projects. At December 31, 2003, we had more working capital from our owners than we did at December 31, 2002.

> cash acquired in the merger transaction of $1,766 in 2002.

We formerly participated in the ownership of the Renaissance Worldgate Hotel in Kissimmee, Florida. The majority owners and the principal lender for the hotel are affiliated with our principal investor group. In conjunction with a restructuring of the ownership and financing of this property in 2002, the hotel owner issued a promissory note of $282 to us. The note bore interest at 9% per annum and was payable in equal quarterly installments beginning January 1, 2003. The hotel owner did not pay any of the installments when due in 2003, and in the fourth quarter we wrote off the full amount of the note receivable against our allowance for doubtful accounts. Additionally, as part of the settlement, the hotel owner agreed to pay their outstanding accounts receivable balance of approximately $1,000 as of December 31, 2003. This balance represents management fees and amounts for certain unpaid reimbursable costs under our management contract for the hotel. As of August 2003, we no longer manage this hotel.

Net cash used in investing activities was $5,023 during the year ended December 31, 2002 compared to net cash used in investing activities of $1,066 during the year ended December 31, 2001. During 2001, we invested $10,636 in hotel real estate, including the FCH/IHC Hotels, L.P. joint venture and the CNL IHC Partners, L.P. joint venture, offset by cash received from advances to affiliates of $8,517. In 2002, we paid merger-related acquisition costs of approximately $3,486, purchased $1,193 of property and equipment, and invested $1,360 in hotel real estate. Also in 2002, we acquired $1,766 of cash associated with the merger transaction.

We periodically make equity investments in entities that own certain hotel properties we manage. We evaluate these investment opportunities based on financial and strategic factors such as the estimated potential value of the underlying hotel properties and the management fee revenues we can obtain from the investment.

Financing Activities—Net cash provided by financing activities was $8,946 for the year ended December 31, 2003 compared to net cash used in financing activities of $9,622 for the year ended December 31, 2002. This increase in cash was due primarily to proceeds received from a public equity offering of our common stock in November 2003, of $45,276, net of the underwriting discount, offset by approximately $1,148 of other expenses we incurred relating to that equity offering. Also offsetting the increase in cash was net proceeds and repayments on long-term debt was a net repayment of $33,900 in 2003, as opposed to a net repayment of $7,811 in 2002.

Net cash used in financing activities was $9,622 during the year ended December 31, 2002 compared to $9,810 during the year ended December 31, 2001. This increased use of cash was due primarily to the following occurring in 2002:

- $1,943 paid to induce conversion of the Series B preferred stock;
- $4,432 of repayments of long-term debt to Wyndham; and
- $6,575 of repayments on a limited recourse mortgage note.

These amounts above are partially offset by net borrowings and repayments of approximately $3,196 of long-term debt during 2002.

Senior Credit Agreement—Effective July 31, 2002, in connection with the closing with the merger between MeriStar and Interstate, we entered into a $113,000 senior credit agreement with a group of banks. The senior credit agreement consists of a $65,000 term loan due on July 28, 2005 and a $48,000 revolving credit facility due on July 28, 2005, with a one-year extension at our option. The interest rate on the senior credit agreement is the 30-day London Interbank Offered Rate, or LIBOR, plus 3.0% to 4.5%, depending upon the results of certain financial tests. The senior credit facility contains covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. At December 31, 2003, we were in compliance with these covenants. At December 31, 2003, borrowings under the senior credit agreement bore interest at a rate of 6.11% per annum, which is the 30-day LIBOR plus 4.0%. During the fourth quarter of 2003, using the proceeds from our public equity offering, we repaid $45,276 of the term loan. We are currently in the process of negotiating for the refinancing of this facility which we expect to complete during the second quarter of 2004.

We incurred $4,308 and $1,966 of interest expense on the senior credit agreement for the years ended December 31, 2003 and 2002, respectively. As of March 8, 2004, the total availability under our senior credit agreement was $14,000.

MeriStar Hospitality Term Loan—MeriStar Hospitality, seeking additional liquidity, approached us in late 2002 regarding a negotiated discounted repayment of the MeriStar Hospitality term loan. The repayment of $42,052 was completed in January 2003. We financed the repayment with proceeds from a $40,000 subordinated term loan and cash on hand and realized a gain of $13,629.

Subordinated Term Loan—In January 2003, we entered into a $40,000 subordinated term loan that carries a variable interest rate based on the 30-day LIBOR plus a spread of 8.5%. The subordinated term loan matures on January 31, 2006, but if the revolving portion of our senior credit facility is extended for an additional year, which it may be at our option, the maturity of the subordinated term loan will also be automatically extended by one year to January 31, 2007. This term loan is subordinated to borrowings under our senior credit agreement and contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. At December 31, 2003, we were in compliance with these covenants. At December 31, 2003, borrowings under the subordinated term loan bore interest at a rate of 9.63% per annum. We incurred $3,855 of interest expense on the subordinated term loan for the year ended December 31, 2003.

Promissory Note—In March 2001, we entered into a non-recourse promissory note in the amount of $4,170 with FelCor to fund the acquisition of a 50% non-controlling equity interest in two partnerships that own eight mid-scale hotels. Interest on the note is payable monthly at the rate of 12% per annum and the outstanding principal balance is due and payable on December 31, 2010. For the years ended December 31, 2003 and 2002, we incurred $482 and $500, respectively, of interest expense on the promissory note.

In 2003, we made unscheduled principal payments totaling $447 on the promissory note. As of December 31, 2003, the remaining balance on the promissory note is $3,723. In connection with one of the payments, our ownership interest in the partnership was reduced from 50% to 49.5% as FelCor made an additional contribution to the partnership at that time. We currently do not expect to make further principal payments on this non-recourse note.

Public Equity Offering—On November 26, 2003, in a public equity offering, we offered 8,500,000 shares of our common stock, par value $0.01 per share, at a price of $5.25 per share. An additional 500,000 shares of common stock were offered by our principal investor group. On December 16, 2003, the underwriters exercised their over-allotment option for an additional 601,900 shares.

Our total proceeds from this equity offering, net of the underwriting discount but prior to deducting other expenses, amounted to approximately $45,276. We did not receive any proceeds from the sale of shares by the principal investor group. The total proceeds were used to repay indebtedness under our senior credit facility.

Liquidity—We believe that cash generated by our operations, together with borrowing capacity under our senior credit agreement, will be sufficient to fund our requirements for working capital, required capital expenditures and debt service for the next 12 months. We expect to continue to seek acquisitions of hotel management businesses and management contracts, and joint venture opportunities where we can participate in the ownership of hotels we manage. We expect to finance future acquisitions through a combination of additional borrowings under our credit facility and the issuance of equity instruments, including common stock or operating partnership units, or additional/replacement debt, if market conditions permit. We believe these sources of capital will be sufficient to provide for our long-term capital needs.

Contractual Obligations and Maturities of Indebtedness

The following table summarizes our contractual obligations at December 31, 2003 and the effect that those obligations are expected to have on our liquidity and cash flows in future periods:

	PAYMENT TERMS				
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Senior credit facility	$ 42,599	$ 1,625	$ 40,974	$ —	$ —
Non-recourse promissory note	3,723	—	—	—	3,723
Subordinated term-loan	40,000	—	40,000	—	—
Non-cancelable leases	90,908	25,964	30,478	11,966	22,500
Redeemable operating partnership units	1,310	1,310	—	—	—
Wyndham interest	866	866	—	—	—
Total	**$ 179,406**	**$ 29,765**	**$ 111,452**	**$ 11,966**	**$ 26,223**

Long-Term Debt—For principal repayment and debt service obligations with respect to our long-term debt, see Note 7 to our consolidated financial statements.

Lease Commitments—We lease apartments for our Corporate Housing division and office space for our corporate offices. The leases run through 2014 and are included in the table above.

Management Agreement Commitments—Under the provisions of management agreements with certain hotel owners, we have outstanding commitments to provide an aggregate of $3,190 to these hotel owners in the form of investments or loans, if requested. The loans may be forgiven or repaid based upon the specific terms of each management agreement. The timing of future investments or working capital loans to hotel owners is currently unknown as it is at the hotel owner's discretion.

Equity Investment Funding—In connection with our equity investments in hotel real estate, we are partners or members of various unconsolidated partnerships or limited liability companies. The terms of such partnership or limited liability company agreements provide that we contribute capital as specified. The timing and amount of such contributions of capital, if any, is currently unknown and is therefore not reflected in the chart set forth above. We have non-controlling equity interests in nine hotel real estate limited partnerships and limited liability companies. We do not guarantee the debt or other obligations of any of these investments.

Wyndham Interest—Wyndham International, Inc., ("Wyndham") holds a 1.6627% non-controlling economic interest in one of our operating subsidiaries. In conjunction with the MeriStar-Interstate merger, we accelerated the timing of Wyndham's right to require us to redeem this interest. Effective July 20, 2002, Wyndham has the right to require us to redeem this interest. The estimated value of this interest at December 31, 2003 is $433 and is included in accounts payable-related parties on our consolidated balance sheet.

Redeemable Operating Partnership Units—After April 1, 2004, the holders of preferred units of our subsidiary operating partnership may require the partnership to redeem these units for cash at a price of $16.70 per unit or, at the holder's option, shares of our common stock having equivalent aggregate value. As of December 31, 2003, other limited partners owned 78,431 preferred units. Accordingly, we could be required to fund redemptions of $1,310 in cash or stock, the value of the preferred units. This amount is included in minority interest on our consolidated balance sheet.

We are exposed to market risk from changes in interest rates on our credit facilities. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.

Our senior secured credit facility matures July 31, 2005, with a one-year extension of the revolving portion at our option. At December 31, 2003, we had borrowings of $42,598 outstanding on the facility. Interest on the debt is variable, based on the 30-day LIBOR plus a spread of 3.0% to 4.5% depending on the results of certain financial tests. The senior credit facility bore interest at a rate of 6.11% at December 31, 2003. We have determined that the fair value of the debt approximates its carrying value. We are currently in the process of refinancing this facility which we expect to complete in the second quarter of 2004. We expect to write off approximately $357 of net deferred financing costs associated with this facility at the time of the refinancing.

At December 31, 2002, we had $56,069 of long-term debt under a term loan due to MeriStar Hospitality, which was due to mature on July 31, 2007. MeriStar Hospitality, seeking additional liquidity, approached us in late 2002 regarding a negotiated discounted repayment of the MeriStar Hospitality term loan. The repayment of $42,052 was completed in January 2003. We refinanced the repayment with the proceeds from a $40,000 subordinated term loan and cash on hand and realized a gain of $13,629. The subordinated term loan carries a variable interest rate, based on the 30-day LIBOR plus a spread of 8.5%. The subordinated term loan matures on January 31, 2006, but if the revolving portion of our senior credit facility is extended for an additional year, the maturity of the subordinated term loan will also be automatically extended by one year to January 31, 2007. The remainder of the repayment was funded out of available cash. We have determined that the fair value of the debt approximates its carrying value.

Our non-recourse promissory note to FelCor with a balance of $3,723, is due on December 31, 2010. Interest on the note is payable monthly at the rate of 12% per annum. At December 31, 2003, the fair value of the promissory note was not materially different from its carrying value.

A 1.0% change in the 30-day LIBOR would have changed our interest expense by approximately $0.9 million and $0.5 million for the years ended December 31, 2003 and 2002, respectively.

In October 2002, we entered into a $30,000, two-year interest rate swap agreement with a financial institution in order to hedge against the effect that future interest rate fluctuations may have on our floating rate debt. The swap agreement effectively fixes the 30-day LIBOR at 2.5%. The fair value of the swap agreement was a liability of $309 at December 31, 2003.

In March 2003, we entered into a $35,000, 22-month interest rate cap agreement with a financial institution in order to hedge against the effect that future interest rate fluctuations may have on our floating rate debt. The interest rate agreement caps the 30-day LIBOR at 4.5%. At December 31, 2003, the fair value of this cap agreement was insignificant.

Our international operations are subject to foreign exchange rate fluctuations. We derived approximately 3.7% and 3.4% of our revenue for the years ended December 31, 2003 and 2002, respectively, from services performed in Canada, the United Kingdom, France, and Russia. Our foreign currency transaction gains and losses were a net gain of $921 for the year ended December 31, 2003 and is included in accumulated comprehensive income (loss) on our statement of operations. To date, since most of our foreign operations have been largely self-contained or dollar-denominated, we have not been exposed to material foreign exchange risk. Therefore, we have not entered into any foreign currency exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. In the event that we have large transactions requiring currency conversion we would reevaluate whether we should engage in hedging activities.

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains or incorporates by reference "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements anticipating future growth in revenues, Adjusted EBITDA and cash flow. Any statements in this document about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "projection," "would" and "outlook." Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and the documents incorporated by reference into this prospectus. In addition to the risks related to our business, the factors that could cause actual results to differ materially from those described in the forward-looking statements include:

> the current slowdown of the national economy;

> economic conditions generally and the real estate market specifically;

> the impact of the September 11, 2001 terrorist attacks and actual or threatened future terrorist incidents or hostilities;

> the aftermath of the war with Iraq, continuing conflicts in that geographic region and related ongoing U.S. involvement;

> international geopolitical difficulties or health concerns;

> uncertainties associated with obtaining additional financing for future real estate projects and to undertake future capital improvements;

> demand for, and costs associated with, real estate development and hotel rooms, market conditions affecting the real estate industry, seasonality of resort and hotel revenues and fluctuations in operating results;

> changes in laws and regulations applicable to the Company, including federal, state or local hotel, resort, restaurant or land use regulations, employment, labor or disability laws and regulations and laws governing the taxation of real estate investment trusts;

> legislative/regulatory changes, including changes to laws governing the taxation of REITs;

> failure to renew essential management contracts or business leases;

> competition from other hospitality companies, pricing pressures;

> variations in lease and room rental rates;

> litigation involving antitrust, consumer and other issues; and

> loss of any executive officer or failure to hire and retain highly qualified employees.

These factors and the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made or incorporated by reference in this registration statement. You should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we do not undertake to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS

Interstate Hotels & Resorts, Inc.:

We have audited the accompanying consolidated balance sheets of Interstate Hotels & Resorts, Inc. and subsidiaries (formerly Interstate Hotels Corporation) as of December 31, 2003 and 2002 and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interstate Hotels & Resorts, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Washington, D.C.

February 3, 2004

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts) **DECEMBER 31,**	**2003**	**2002**
Assets		
Current assets:		
Cash and cash equivalents	$ 7,450	$ 7,054
Restricted cash	3,250	1,366
Accounts receivable, net of allowance for doubtful accounts of $3,529 in 2003 and $4,125 in 2002	25,531	11,986
Insurance premiums receivable	—	2,672
Due from related parties	14,649	12,046
Prepaid expenses and other current assets	9,342	14,749
Total current assets	60,222	49,873
Marketable securities	2,556	2,413
Property and equipment, net	27,056	24,894
Officers and employees notes receivable	86	373
Investments in and advances to affiliates	21,869	25,199
Deferred income taxes	18,673	20,174
Goodwill	92,123	91,960
Intangible assets, net	55,338	65,795
Total assets	**$ 277,923**	**$ 280,681**
Liabilities, Minority Interests and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 65,080	$ 59,988
Accounts payable — related parties	866	275
Income taxes payable	1,000	1,000
Current portion of long-term debt	1,625	1,625
Total current liabilities	68,571	62,888
Deferred compensation	2,556	2,413
Long-term debt	84,696	132,614
Total liabilities	**155,823**	**197,915**
Minority interests	3,388	6,242
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 1,000,000 shares authorized	—	—
Common stock, $.01 par value; 50,000,000 shares authorized; 29,951,334 and 20,556,552 shares issued and outstanding at December 31, 2003 and 2002, respectively	300	205
Treasury stock	(69)	(46)
Paid-in capital	183,849	138,268
Accumulated other comprehensive income (loss), net of tax	837	(149)
Accumulated deficit	(66,205)	(61,754)
Total stockholders' equity	118,712	76,524
Total liabilities, minority interests and stockholders' equity	**$ 277,923**	**$ 280,681**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts) **YEAR ENDED DECEMBER 31,**	**2003**	**2002**	**2001**
Revenue			
Lodging revenue	$ 3,396	$ 2,908	$ 4,426
Management fees	34,808	25,457	21,479
Management fees-related parties	30,254	14,431	3,046
Corporate housing	109,469	46,818	—
Other revenue	15,330	17,313	15,074
	193,257	106,927	44,025
Other revenue from managed properties	833,790	494,243	274,801
Total revenue	**1,027,047**	**601,170**	**318,826**
Operating expenses by department			
Lodging expenses	2,384	2,139	2,647
Corporate housing	92,859	37,990	—
Undistributed operating expenses			
Administrative and general	70,938	48,166	31,123
Lease expense	—	—	482
Depreciation and amortization	13,466	14,058	10,394
Merger and integration costs	3,816	9,363	—
Restructuring expenses	3,400	12,614	—
Tender offer costs	—	1,000	—
Asset impairments and write-offs	8,860	3,787	3,026
	195,723	129,117	47,672
Other expenses from managed properties	833,790	494,243	274,801
Total operating expenses	**1,029,513**	**623,360**	**322,473**
Net operating loss	**(2,466)**	**(22,190)**	**(3,647)**
Interest income	(917)	(1,638)	(2,604)
Interest expense	11,038	7,233	4,239
Equity in losses of affiliates	1,618	2,409	5,169
Conversion incentive payment–convertible notes	—	7,307	—
Gain on refinancing term loan from related party	(13,629)	—	—
Loss before minority interests and income taxes	(576)	(37,501)	(10,451)
Income tax expense (benefit)	3,678	(1,133)	(3,295)
Minority interest expense (benefit)	197	(197)	194
Net loss	**(4,451)**	**(36,171)**	**(7,350)**
Mandatorily redeemable preferred stock			
Dividends	—	307	634
Accretion	—	356	62
Conversion incentive payment–preferred stock	—	1,943	—
Net loss available to common shareholders	**(4,451)**	**(38,777)**	**(8,046)**
Other comprehensive income (loss), net of tax			
Foreign currency translation gain	553	102	—
Unrealized gain (loss) on investments	433	(251)	—
Comprehensive loss	**$ (3,465)**	**$ (38,926)**	**$ (8,046)**
Weighted average number of			
Basic shares of common stock outstanding	21,474	13,563	5,704
Diluted shares of common stock outstanding	21,474	13,563	5,704
Net loss per basic and diluted common share	**$ (0.21)**	**$ (2.86)**	**$ (1.41)**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	COMMON STOCK	TREASURY STOCK	PAID-IN CAPITAL	RETAINED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL	MANDATORILY REDEEMABLE PREFERRED STOCK
Balance at January 1, 2001	**$ 64**	**$ —**	**$ 66,725**	**$(14,931)**	**$ —**	**$ 51,858**	**$ 4,258**
Issuance of common stock	1	—	214	—	—	215	—
Options exercised	—	—	8	—	—	8	—
Common stock repurchased and retired	(8)	—	(1,992)	—	—	(2,000)	—
Mandatorily redeemable preferred stock accretion	—	—	—	—	—	—	62
Amortization of unearned compensation	—	—	—	—	—	—	750
Net loss available to common shareholders	—	—	—	(8,046)	—	(8,046)	—
Balance at December 31, 2001	**57**	**—**	**64,955**	**(22,977)**	**—**	**42,035**	**5,070**
Conversion of convertible securities	65	—	31,735	—	—	31,800	—
Options exercised	2	—	525	—	—	527	—
Effect of options accounted for using variable plan accounting	—	—	823	—	—	823	—
Shares issued in connection with the merger and conversion of Interstate shares	871	—	37,653	—	—	38,524	—
Reverse stock-split	(792)	—	792	—	—	—	—
Vesting of MeriStar stock options	—	—	953	—	—	953	—
Issuance of restricted stock	2	—	832	—	—	834	—
Treasury shares repurchased	—	(46)	—	—	—	(46)	—
Redemption of preferred stock	—	—	—	—	—	—	(5,070)
Net loss available to common shareholders	—	—	—	(38,777)	—	(38,777)	—
Other comprehensive loss	—	—	—	—	(149)	(149)	—
Balance at December 31, 2002	**205**	**(46)**	**138,268**	**(61,754)**	**(149)**	**76,524**	**—**
Options exercised	3	—	662	—	—	665	—
Effect of options accounted for using variable plan accounting	—	—	125	—	—	125	—
Conversion of operating partnership units	1	—	704	—	—	705	—
Issuance of common stock in equity offering	91	—	44,037	—	—	44,128	—
Options expense	—	—	53	—	—	53	—
Treasury shares repurchased	—	(23)	—	—	—	(23)	—
Net loss available to common shareholders	—	—	—	(4,451)	—	(4,451)	—
Other comprehensive income, net of tax	—	—	—	—	986	986	—
Balance at December 31, 2003	**$ 300**	**$ (69)**	**$183,849**	**$(66,205)**	**$ 837**	**$118,712**	**—**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

YEAR ENDED DECEMBER 31,	2003	2002	2001
Cash flows from operating activities			
Net loss	$ (4,451)	$ (36,171)	$ (7,350)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	13,466	14,058	10,394
Equity in losses of affiliates	1,618	2,409	5,169
Asset impairments and write-offs	8,860	3,787	3,026
Forgiveness of notes receivable	—	1,866	—
Write-off of fixed assets	—	1,860	—
Write-off of deferred financing fees	750	2,465	—
Minority interest	197	(197)	194
Deferred income taxes	1,131	(2,791)	(2,706)
Amortization of restricted common stock and mandatorily redeemable preferred stock	—	1,372	750
Gain on refinancing	(13,629)	—	—
Other	2,018	2,539	948
Changes in assets and liabilities:			
Accounts receivable, net	(10,654)	15,217	8,803
Prepaid expenses and other assets	4,280	68	(810)
Accounts payable	4,357	(13,366)	(18,862)
Due from related parties	(2,603)	(10,629)	(967)
Net cash provided by (used in) operating activities	**5,340**	**(17,513)**	**(1,411)**
Cash flows from investing activities			
Net investment in direct financing leases	—	—	466
Change in restricted cash	(1,884)	(18)	825
Purchase of property and equipment	(8,696)	(1,193)	(479)
Purchases of marketable securities	—	(2,080)	(3,084)
Purchases of intangible assets	(1,686)	(620)	(471)
Merger-related acquisition costs	—	(3,486)	—
Proceeds from sale of marketable securities	—	1,911	3,202
Cash acquired in merger transaction	—	1,766	
Net cash invested for equity investments in hotel real estate	(2,167)	(1,360)	(10,636)
Change in officers and employees notes receivable, net	287	(301)	773
Change in advances to affiliates, net	(846)	248	8,517
Deposits and other	—	110	(179)
Net cash used in investing activities	**(14,992)**	**(5,023)**	**(1,066)**
Cash flows from financing activities			
Proceeds from long-term debt	104,500	25,000	4,170
Repayment of long-term debt	(138,400)	(32,811)	(8,352)
Net proceeds from issuance of common stock	44,787	527	223
Dividends paid on mandatorily redeemable preferred stock	—	(307)	(634)
Conversion incentive payments–preferred stock	—	(1,943)	—
Net contributions from (distributions to) minority interest	—	—	915
Accounts payable–related parties	—	—	(2,641)
Financing fees paid	(1,918)	(42)	(1,491)
Common stock repurchased and retired	(23)	(46)	(2,000)
Net cash provided by (used in) financing activities	**8,946**	**(9,622)**	**(9,810)**
Effect of exchange rate on cash	1,102	172	—
Net increase (decrease) in cash and cash equivalents	396	(31,986)	(12,287)
Cash and cash equivalents at beginning of year	7,054	39,040	51,327
Cash and cash equivalents at end of year	**$ 7,450**	**$ 7,054**	**$ 39,040**

The accompanying notes are an integral part of the consolidated financial statements.

December 31, 2003, 2002 and 2001

(Amounts in thousands, except share and per share amounts)

1. ORGANIZATION

Formation of Interstate Hotels & Resorts

On July 31, 2002, MeriStar Hotels & Resorts, or MeriStar, and Interstate Hotels Corporation, or Interstate, merged, and MeriStar changed its name to "Interstate Hotels & Resorts, Inc." The transaction was a stock-for-stock merger of Interstate into MeriStar in which Interstate stockholders received 4.6 shares of MeriStar common stock for each share of Interstate stock outstanding. Holders of MeriStar common stock and partnership units in its operating partnership continued to hold their stock and units following the merger. In connection with the merger, the holders of Interstate's convertible debt and preferred stock converted those instruments into shares of MeriStar common stock. Immediately following the merger, we effected a one-for-five reverse stock split.

In accordance with accounting principles generally accepted in the United States of America, we treated the merger as a purchase for financial reporting purposes. In accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," Interstate was considered the acquiring enterprise for financial reporting purposes. Interstate established a new accounting basis for MeriStar's assets and liabilities based upon their fair values as of July 31, 2002, the effective date of the merger. We accounted for the merger as a reverse acquisition, with Interstate as the accounting acquiror and MeriStar as the surviving company for legal purposes.

The consolidated financial statements for the period January 1, 2002 through July 31, 2002, and for the year ended December 31, 2001 include the historical results of operations of Interstate, the accounting acquiror. After our merger on July 31, 2002, the financial statements include the operating results of the combined entity, Interstate Hotels & Resorts, Inc.

Business Summary

We are the largest independent U.S. hotel management company not affiliated with a hotel brand, measured by number of rooms under management. We manage a portfolio of hospitality properties and provide related services in the hotel, corporate housing, resort, conference center and golf markets. We also own one hotel property and hold non-controlling joint venture equity interests in 29 of our managed properties. Our portfolio is diversified by franchise and brand affiliations. The related services we provide include insurance and risk management services, purchasing and project management services, information technology and telecommunications services and centralized accounting services.

We have two operating divisions, hotel management and corporate housing, both of which are reportable operating segments. Each division is managed separately because of its distinct products and services.

Our subsidiary operating partnership indirectly holds substantially all of our assets. We are the sole general partner of that operating partnership. We and certain independent third parties are limited partners of the partnership. The interests of those third parties are reflected in minority interests on our balance sheet. The partnership agreements give the general partners full control over the business and affairs of the partnership.

We manage all of the properties owned by MeriStar Hospitality, a real estate investment trust, or REIT. As of December 31, 2003, MeriStar Hospitality owned 93 properties. Our relationship with MeriStar Hospitality is governed in part by an intercompany agreement. That agreement provides each of us the right to participate in certain transactions entered into by the other company. The intercompany agreement provides MeriStar Hospitality with the right of first refusal with respect to some of our hotel real estate opportunities and it also provides us with a right of first refusal with respect to some of MeriStar Hospitality's hotel management opportunities, excluding hotels that MeriStar Hospitality elects to have managed by a hotel brand. Historically, we have had close operating, management and governance relationships with MeriStar Hospitality. We manage all of MeriStar Hospitality's hotel properties under long-term management contracts and have, in the past, shared several key management personnel and board members with MeriStar Hospitality. Due to the merger between MeriStar and Interstate and our resulting increased scale, we and MeriStar Hospitality have split the management teams of the two companies although Paul W. Whetsell continues as the Chairman of both companies and is the Chief Executive Officer of MeriStar Hospitality.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—Our consolidated financial statements include our accounts and the accounts of all of our majority-owned subsidiaries. As part of our consolidation process, we eliminate all significant intercompany balances and transactions. We use the equity method to account for all of our investments in unconsolidated joint ventures, as we do not have any controlling interests. We own 100% of the Pittsburgh Airport Residence Inn by Marriott, which is consolidated in our Financial Statements.

Cash and Cash Equivalents—We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts—We provide an allowance for doubtful accounts receivable when we determine it is more likely than not a specific account will not be collected and provide a general reserve for the population of our accounts that we believe may become uncollectible based on current business conditions. Although it is reasonably possible that our estimate for doubtful accounts could change in the near future, we are not aware of any events that would result in a change to our estimate that would be material to our financial position or results of operations for 2003. At December 31, 2003 and 2002 we had an allowance for doubtful accounts of $3,529 and $4,125, respectively.

Marketable Securities—We provide deferred compensation for certain executives and hotel general managers by depositing amounts into trusts for the benefit of the participating employees. Deposits into the trusts are expensed. Amounts in the trusts earn investment income, which serves to increase the corresponding deferred compensation obligation. Investments, which are recorded at market value, are directed by us or the participants, and consist principally of mutual funds. Unrealized gains and losses were not significant at December 31, 2003 and 2002.

Property and Equipment—We record our fixed assets at cost. We depreciate these assets using the straight-line method over lives ranging from three to 40 years.

Officers' and Employees' Notes Receivable—Subject to the limitations of the Sarbanes-Oxley Act of 2002, we grant loans from time to time to officers and employees, which are payable under various terms and conditions. We may forgive certain amounts in accordance with employment agreements, and such amounts are expensed ratably over the terms of such employment agreements.

Goodwill and Intangible Assets—Our intangible assets consist of hotel management contract costs, costs incurred to obtain management contracts, franchise fees, and deferred financing fees. Goodwill represents the excess of the cost to acquire a business over the fair value of the net identifiable assets of that business. We amortize intangible assets on a straight-line basis over the estimated useful lives of the underlying assets. These lives range from five to 25 years. In accordance with SFAS No. 142, we do not amortize goodwill.

Impairment of Long-Lived Assets—Whenever events or changes in circumstances indicate that the carrying values of long-lived assets (including goodwill and intangible assets) may be impaired, we perform an analysis to determine the recoverability of the asset's carrying value. We make estimates of the undiscounted cash flows from the expected future operations of the asset. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to estimated fair value and an impairment loss is recognized. Goodwill must be evaluated for impairment at least annually. Any impairment losses are recorded as operating expenses. We amortize our deferred financing costs on a straight-line basis, which approximates the effective interest method.

We review long-lived assets for impairment when one or more of the following events occur:

- current or immediate short-term (future 12 months) projected cash flows are significantly less than the most recent historical cash flows;
- a significant loss of management contracts without the realistic expectation of a replacement;
- the unplanned departure of an executive officer or other key personnel that could adversely affect our ability to maintain our competitive position and manage future growth;

- a significant adverse change in legal factors or an adverse action or assessment by a regulator, which could affect the value of our long-lived assets; and
- events that could cause significant adverse changes and uncertainty in business and leisure travel patterns.

We make estimates of the undiscounted cash flows from the expected future operations of the asset. In projecting the expected future cash flows, we base our estimates on projected amounts of future earnings before interest expense, income taxes, depreciation and amortization, and equity in earnings of affiliates, or Adjusted EBITDA. We use growth assumptions to project these estimated future cash flows out over the expected life of the underlying asset. Our impairment analysis considers various factors, such as the current operating performance of the underlying assets, our future forecast for operations, funding requirements or obligations we may have to an affiliate, and the estimated fair value of our investment based on liquidation preferences and priorities within an affiliate ownership structure.

Other-Than-Temporary Impairments—We regularly monitor our equity method investments for changes in fair value and record impairment when a decline in fair value is deemed to be other-than-temporary. Determining whether an impairment is other-than-temporary where there is little or no market liquidity is a subjective process involving significant management judgment because of inherent uncertainties related to the actual future performance of these investments. We determine other-than-temporary impairment based on information available as of each balance sheet date. New information or economic developments in the future could lead to additional impairment.

Income Taxes—We account for income taxes following Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. We have an allowance against some, but not all, of our recorded deferred tax assets. We have considered estimated future taxable income and prudent and feasible ongoing tax planning strategies in assessing the need for a valuation allowance. Our estimates of taxable income require us to make assumptions about various factors that affect our operating results, such as economic conditions, consumer demand, competition and other factors. Our actual results may differ from these estimates. Based on actual results or a revision in future estimates, we might determine that we would not be able to realize additional portions of our net deferred tax assets in the future; if that occurred, we would record a charge to the income tax provision in that period.

Foreign Currency Translation—We maintain the results of operations for our foreign locations in the local currency and translate these results using the average exchange rates during the period. We translate the assets and liabilities to U.S. dollars using the exchange rate in effect at the balance sheet date. We reflect the resulting translation adjustments in stockholders' equity as a cumulative foreign currency translation adjustment, a component of accumulated other comprehensive income (loss).

Stock-Based Compensation—In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," to provide alternative methods of transition for a voluntary change to the expense recognition provisions of the fair value based method of accounting for stock-based employee compensation. Effective January 1, 2003, we have elected to adopt the fair-value method of accounting for stock options under SFAS No. 148, using the prospective method. We have recorded in our statement of operations the expense related to stock options issued after January 1, 2003, which amounted to approximately $89.

Through December 31, 2002, we had followed the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, when we initially issued options, we accounted for them under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." We accounted for our repriced options under variable plan accounting in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Including Stock Compensation."

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if we had accounted for our employee stock options using the fair value method. The weighted average fair value of the options granted was $4.78, $2.30 and $0.40 during 2003, 2002 and 2001, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	5.70%	3.83%	6.0%
Dividend rate	—	—	—
Volatility factor	0.34	0.74	0.60
Weighted average expected life	3.02 years	3.16 years	7.7 years

Had compensation cost for stock options been determined based on the fair value at the grant date for awards under our plans, our net loss and per share amounts would have been the pro forma amounts indicated as follows:

	2003	2002	2001
Net loss available to common shareholders, as reported	$ (4,451)	$ (38,777)	$ (7,350)
Add: Stock-based employee compensation expense included in reported net loss, net of tax	107	1,038	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(335)	(1,913)	—
Net loss available to common shareholders, pro forma	**$ (4,679)**	**$ (39,652)**	**$ (7,350)**
Earnings per share:			
Basic and diluted, as reported	$ (0.21)	$ (2.86)	$ (1.41)
Basic and diluted, pro forma	$ (0.22)	$ (2.92)	$ (1.41)

The effects of applying Statement of Financial Accounting Standards No. 123 for disclosing compensation costs may not be representative of the effects on reported net income (loss) and earnings (loss) per share for future years.

Revenue Recognition—We earn revenue from our owned hotel, management contracts and related sources, and corporate housing operations. In 2001 we also earned revenue from certain leased hotels. We recognize revenue from our owned and leased hotels from rooms, food and beverage, and other operating departments as earned at the close of each business day. Our management and other fees consist of base and incentive management fees receivable from third-party owners of hotel properties, and fees for other related services we provide. We recognize base fees and fees for other services as revenue when earned in accordance with the individual management contracts. In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements;" we accrue incentive fees in the period when we are certain they are earned. For contracts with annual incentive fee measurements, we typically will record any incentive fees in the last month of the annual contract period.

Comprehensive Loss—Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires companies to display comprehensive income (loss) and its components in a financial statement to be included in a company's full set of annual financial statements or in the notes to financial statements. Comprehensive income (loss) represents a measure of all changes in the equity of a company that result from recognized transactions and other economic events for the period, other than transactions with owners in their capacity as owners. Our comprehensive loss includes net income (loss) and other comprehensive income (loss) from foreign currency items, derivative instruments, translation adjustments, and unrealized gains (losses) from our available for sale investments.

Derivative Instruments and Hedging Activities—SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 137 and No. 138 amended certain provisions of FAS No. 133. We adopted these accounting pronouncements effective January 1, 2001.

Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. We assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows, and by evaluating hedging opportunities. We do not enter into derivative instruments for any purpose other than interest rate hedging purposes.

Our interest rate swap and cap agreements have been designated as hedges against changes in future cash flows associated with the interest payments of our variable rate debt obligations. Accordingly, the interest rate swap and cap agreements are reflected at fair value in our consolidated balance sheet as of December 31, 2003 and the related unrealized gains or losses on the swap agreement are recorded in stockholders' equity as a component of accumulated other comprehensive income (loss). As of December 31, 2003, the fair value of our derivative instruments represents a liability of $307.

Insurance Receivables and Reserves—We earn insurance revenues through reinsurance premiums, direct premiums written and reinsurance premiums ceded. Reinsurance premiums are recognized when policies are written and any unearned portions of the premium are recognized to account for the unexpired term of the policy. Direct premiums written are recognized in accordance with the underlying policy and reinsurance premiums ceded are recognized on a pro-rata basis over the life of the related policies. Losses, at present value, are provided for reported claims, claims incurred but not reported and claims settlement expenses. Claims incurred but not reported are estimated based on historical experience and other various factors that are believed to be reasonable under the circumstances. Actual liabilities may differ from estimated amounts and any changes in estimated losses and settlements are reflected in current earnings. All accounts are classified with assets and liabilities of a similar nature in the consolidated balance sheets. Amounts restricted due to statutory requirements consist of cash and cash equivalents of $1,421 and $1,134 at December 31, 2003 and 2002, respectively. These amounts are included in restricted cash in the accompanying consolidated balance sheets.

Earnings per Share—We present basic and diluted earnings per share, or EPS, on the face of the income statement. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shared in the earnings of the entity. Dilutive securities are excluded from the computation in periods in which they have an anti-dilutive effect.

Use of Estimates—To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, we must make many estimates and assumptions. These estimates and assumptions affect the reported amounts on our balance sheets and income statements, and our disclosure of contingent assets and liabilities at the date of the financial statements. Our actual results could differ materially from those estimates.

Reclassifications—We have reclassified certain 2002 and 2001 amounts to be consistent with the 2003 presentation.

Recent Accounting Pronouncements

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" addresses financial accounting and reporting for the impairment and disposal of long-lived assets. We adopted this statement on January 1, 2002 and follow the guidance accordingly. This statement did not impact our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, Technical Corrections." The implementation of this statement on January 1, 2003 did not have a significant impact on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted this statement on January 1, 2003 and have followed the guidance accordingly related to our restructuring costs recorded in 2003. This statement did not impact our financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions." This statement is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. In the event that we enter into transactions of this nature, we will account for those transactions in accordance with the new statement.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34," ("FIN 45") was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN 45 did not have a significant impact on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," ("FIN 46"). FIN 46 explains how to identify a variable interest entity ("VIE") and how an enterprise assesses its interests in a VIE to decide whether to consolidate the entity. This Interpretation requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The original provisions of FIN 46 were effective February 1, 2003 for all arrangements entered into after January 31, 2003.

In December 2003, the FASB issued a revision of FIN 46 ("FIN 46R") to clarify some of its provisions. The revision results in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretations or the revised interpretations. However, VIEs created after January 1, 2004 must be accounted for under the revised interpretations. FIN 46R is effective beginning in the first quarter of 2004. We are in the process of evaluating our equity method investees created before January 31, 2003 to determine if these entities meet the definition of a VIE. We do not have interests in any VIE's created subsequent to January 31, 2003.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. If we enter into contracts of this nature, we will comply with SFAS No. 149.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments issued or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement did not impact our financial position or results of operations.

3. INVESTMENTS IN AND ADVANCES TO AFFILIATES

Our investments in and advances to joint ventures and affiliated companies consist of the following at December 31:

	2003	2002
MIP Lessee, L.P.	$ 5,681	$ 7,158
CapStar San Diego HGI Associates	3,389	4,432
FCH/IHC Hotels L.P. and FCH/IHC Leasing, L.P.	—	4,000
CapStar Hallmark Company, L.L.C.	2,702	2,733
CNL/IHC Partners, L.P.	2,382	2,141
Interconn Ponte Vedra Company, L.L.C.	1,210	—
Other	6,505	4,735
Total	**$ 21,869**	**$ 25,199**

We also own 100% of the Pittsburgh Airport Residence Inn by Marriott. This investment is consolidated in our financial statements.

During 2003, we contributed $1,210 to our existing partnership, Interconn Ponte Vedra, L.P., that owns the Marriott at Sawgrass in Ponte Vedra, Florida. The contribution was for capital expansion projects at the property and represents a preferred equity investment on which we receive a 12% preferred return.

Also in 2001, we formed two limited partnerships (FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P.) with FelCor Lodging Trust ("FelCor"). These partnerships own eight mid-scale hotels, and we manage those eight hotels. The partnership entities are owned 50.5% by FelCor and 49.5% by us. FelCor consolidates these entities in its consolidated financial statements. Annually we test the carrying value of our investments for impairment. The operating results of the hotels in the FelCor partnerships are lower than what we had originally forecasted when we formed the partnerships with FelCor. Our review as of December 31, 2003 and 2002 indicated that the future projected cash flows from the partnerships' hotels is not sufficient to allow us to recover our investment in these partnerships, and we believe the decline to be other than temporary. Accordingly, in 2002, we recorded an impairment charge of $2,704 to reduce the investment to its then-estimated fair value. Similarly, in the fourth quarter of 2003 we recorded an impairment charge of $4,476, representing the combined net book value of the investment and a note receivable, to reduce the investment and note receivable total value to zero. In addition, we expect that over time, our ownership interest in the partnerships will be reduced to zero. These charges are included in asset impairments and write-offs in the accompanying statements of operations.

Our review of our other investments in and advances to affiliates as of December 31, 2003 did not indicate that any other items were impaired. The future carrying value of our investments is, however, dependent upon operating results of our operating segments and/or the underlying real estate investments. Future adverse changes in the hospitality and lodging industry, market conditions or poor operating results of the underlying investments could result in future losses or the inability to recover the carrying value of these long-lived assets.

We are not responsible for, and do not guarantee, the debt or other obligations of any of these investees.

The combined summarized financial information of our unconsolidated joint ventures is as follows:

DECEMBER 31,	**2003**	**2002**
Balance sheet data		
Current assets	$ 82,006	$ 44,920
Non-current assets	826,786	810,402
Current liabilities	90,896	54,797
Non-current liabilities	558,078	520,136
Operating data		
Revenue	221,599	222,146
Operating expenses	159,488	150,424
Net income (loss)	(24,420)	(10,249)
Our share of losses	(1,618)	(2,409)

For the year ended December 31, 2001, our equity losses were $5,169.

Under the provisions of management agreements with certain hotel owners, we have outstanding commitments to provide an aggregate of $3,190 to these hotel owners in the form of investments or working capital loans. The loans may be forgiven or repaid based upon the specific terms of each management agreement. The timing of future investments or working capital loans to hotel owners is currently unknown as it is at the hotel owner's discretion.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2003 and 2002 consist of the following:

	2003	2002
Land	$ 1,344	$ 1,344
Furniture and fixtures	12,200	10,774
Building and improvements	9,937	11,810
Leasehold improvements	4,453	281
Computer equipment	5,512	3,617
Software development	11,011	10,176
Other	891	497
Total	**$ 45,348**	**$ 38,499**
Less accumulated depreciation	(18,292)	(13,605)
Property, plant and equipment, net	**$ 27,056**	**$ 24,894**

The Other line item above represents vehicles and operating stock primarily relating to our BridgeStreet corporate housing division.

5. GOODWILL

Goodwill was $92,123 and $91,960 for the years ended December 31, 2003 and 2002, respectively. As part of the purchase accounting for the MeriStar-Interstate merger in 2002, we recorded $91,960 of goodwill. During 2003 we had several purchase price adjustments to that amount, for a net adjustment of $32. Also included in the 2003 balance is approximately $131 representing purchases made by our BridgeStreet corporate housing division.

The carrying amount of goodwill by reportable segment is as follows:

	2003	2002
Hotel Management	$ 82,917	$ 82,885
Corporate Housing	9,206	9,075
Total	**$ 92,123**	**$ 91,960**

6. INTANGIBLE ASSETS

Intangible assets as of December 31, 2003 and 2002 consist of the following:

	2003	2002
Management contracts	$ 56,913	$ 84,163
Franchise fees	1,945	1,945
Deferred financing fees	2,378	2,882
Other	946	586
Total cost	**62,182**	**89,576**
Less accumulated amortization	(6,844)	(23,781)
Intangible assets, net	**$ 55,338**	**$ 65,795**

We amortize the value of our intangible assets over their useful lives, which generally equal the terms of the corresponding management, franchise, or financing agreement.

We incurred aggregate amortization expense of $7,911, $11,004, and $9,880 on these assets for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization of deferred financing fees is included in interest expense.

On July 1, 2002, MeriStar assigned the leases of 47 hotels to a subsidiary of Winston Hotels, Inc. under a provision of the REIT Modernization Act that allows REITs to lease their owned hotels to a taxable subsidiary which can, in turn engage third parties to manage the properties. As part of this agreement, we had continued to operate 33 of Winston's properties. During April 2003, Winston notified us of their intention to terminate the management contracts. No management contract termination fees were received from Winston. In connection with the termination of the Winston contracts, we wrote off $587 of unamortized management contract costs during 2003. This amount is included in asset impairments and write-offs in our statement of operations.

During 2003, MeriStar Hospitality disposed of 15 hotels, two of which we are continuing to manage for the new owner. In connection with these asset dispositions, we wrote off $3,266 of unamortized management contract costs. This amount is included in asset impairments and write-offs in our statement of operations.

In addition, during 2003:

> we wrote off an additional $219 of other unamortized management contracts terminated during the year, and wrote off $283 of costs associated with management contracts that were not completed;

> we wrote off $22,854 of management contracts and accumulated amortization, relating to fully amortized management contracts;

> we recorded $1,686 of additional management contract costs on new contracts which were completed in 2003;

> we incurred $1,914 of financing fees associated with our new subordinated term loan; and

> we wrote off $750 of unamortized financing fees in connection with the repayment of a portion of our senior term loan.

Our estimated amortization expense for the next five years is expected to be as follows:

Year ending December 31, 2004	$ 3,722
Year ending December 31, 2005	3,527
Year ending December 31, 2006	3,256
Year ending December 31, 2007	2,662
Year ending December 31, 2008	2,635

7. LONG-TERM DEBT

Our long-term debt consists of the following:

	2003	2002
Senior credit agreement	$ 42,598	$ 74,000
Non-recourse promissory note	3,723	4,170
MeriStar Hospitality term loan	—	56,069
Subordinated term loan	40,000	—
	86,321	134,239
Less current portion	(1,625)	(1,625)
Total long-term debt	**$ 84,696**	**$ 132,614**

Senior Credit Agreement—Effective July 31, 2002 in connection with the closing of the MeriStar-Interstate merger, we entered into a $113,000 senior credit agreement with a group of banks. The senior credit agreement consists of a $65,000 term loan and a $48,000 revolving credit facility. The term loan is payable in quarterly installments of $406 beginning January 1, 2003, with the balance due on July 31, 2005. The revolving credit facility is due on July 31, 2005 (with a one-year renewal at our option). The interest rate on the senior credit agreement will be LIBOR plus 3.0% to 4.5%, depending on the results of certain financial tests. The senior credit facility contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions.

At December 31, 2003, we are in compliance with these covenants. The senior credit agreement also includes pledges of collateral, including the following:

> Ownership interests of all existing subsidiaries and unconsolidated entities as well as any future material subsidiary or unconsolidated entity;

> Owned hospitality properties; and

> Other collateral that is not previously prohibited from being pledged by any of our existing contracts/agreements.

In the fourth quarter of 2003, using proceeds from our equity offering, we repaid $45,276 of the term loan. In addition, we are currently in the process of negotiating the refinancing of this facility which we expect to complete by the end of the second quarter of 2004.

At December 31, 2003, borrowings under the senior credit agreement bore interest at a rate of 6.11% (LIBOR plus 4%) per annum. We incurred $4,308 and $1,966 of interest expense on the senior credit agreement for the years ended December 31, 2003 and 2002, respectively.

Promissory Note—In March 2001, we entered into a promissory note in the amount of $4,170 with FelCor Lodging Trust Incorporated to fund the acquisition of a 50% non-controlling equity interest in two partnerships that own eight mid-scale hotels. Interest on the note is payable monthly at the rate of 12% per annum and the outstanding principal balance is due and payable on December 31, 2010. For the years ended December 31, 2003, 2002 and 2001, we incurred $482, $500 and $382 of interest expense on the promissory note, respectively.

In June 2003, we made a principal payment to FelCor on the promissory note in the amount of $150, and in August 2003, we made a principal payment on the note in the amount of $297. As of December 31, 2003, the remaining balance on the promissory note is $3,723. In connection with the June payment, our ownership interest in the partnership was reduced from 50% to 49.5% as FelCor made an additional contribution to the partnership at that time.

MeriStar Hospitality Term Loan—In connection with the closing of the merger, effective July 31, 2002, we converted a $75,000 unsecured credit facility between MeriStar and MeriStar Hospitality to a $56,069 term loan due July 31, 2007. The term loan was subordinated to borrowings under our senior credit agreement. In January 2003, we completed a discounted repayment of the MeriStar Hospitality term loan for $42,052. We financed part of the repayment with proceeds from a new $40,000 subordinated term loan and funded the remainder of the repayment out of available cash. The refinancing resulted in a gain of $13,629. That gain is included in our statement of operations for the year ended December 31, 2003.

We incurred $123 and $1,957 of interest expense on the MeriStar Hospitality loan for the years ended December 31, 2003 and 2002, respectively.

Subordinated Term Loan—In January 2003, in connection with the discounted repayment of the MeriStar Hospitality term loan, we entered into a $40,000 subordinated term loan that carries a variable interest rate based on the 30-day LIBOR plus a spread of 8.5%. The subordinated term loan matures on January 31, 2006, but if the revolving portion of our senior credit facility is extended for an additional year, the maturity of the subordinated term loan will also be automatically extended by one year to January 31, 2007. This term loan is subordinated to borrowings under the senior credit agreement and contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. At December 31, 2003, we were in compliance with these covenants. At December 31, 2003, borrowings under the subordinated term loan bore interest at a rate of 9.63% per annum. We incurred $3,855 of interest expense on the subordinated term loan for the year ended December 31, 2003.

Fair Value—Our outstanding long-term debt is based on LIBOR rates. We have determined that the fair value of our outstanding borrowings on our senior credit facility and subordinated term loan approximate their carrying value at December 31, 2003. The fair value of the swap and cap agreements were a net liability of $307 at December 31, 2003, all of which will be recorded in other comprehensive income in 2004. We have determined that the fair value of the promissory note is not materially different from its carrying value at December 31, 2003.

8. EARNINGS PER SHARE

We calculate our basic earnings per common share by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding. Our diluted earnings per common share assumes the issuance of common stock for all potentially dilutive stock equivalents outstanding. In periods in which there is a loss, diluted shares outstanding will equal basic shares outstanding to avoid anti-dilution. Basic and diluted earnings per common share are as follows:

	2003	2002	2001
Net loss available to common shareholders	$ (4,451)	$ (38,777)	$ (8,046)
Weighted average number of common shares outstanding (in thousands)	21,474	13,563	5,704
Net loss per basic and diluted common share	**$ (0.21)**	**$ (2.86)**	**$ (1.41)**

The number of potentially dilutive securities not included above (in thousands), were 576, 440, and 245 at December 31, 2003, 2002, and 2001, respectively. These securities include options and all operating partnership units.

On July 31, 2002, in the merger transaction, the Interstate shareholders received 4.6 shares of common stock for each share of Interstate stock outstanding. MeriStar stockholders and unit-holders continued to hold their existing stock and units. On August 1, 2002, we effected a one-for-five reverse stock split of all outstanding shares of common stock. The weighted average number of common shares outstanding used in the table above is presented assuming that the conversion of the Interstate stock and the reverse stock split occurred on January 1, 2000.

9. SEGMENT INFORMATION

We are organized into two operating divisions: hotel management and corporate housing. Both of these divisions are reportable operating segments. Each division is managed separately because of its distinctive products and services. We evaluate the performance of each division based on earnings before interest, taxes, depreciation and amortization, and equity in earnings (losses) of affiliates ("Adjusted EBITDA").

Prior to the merger between MeriStar an Interstate on July 31, 2002, we operated in two reportable segments: (1) operations of luxury and upscale hotels and (2) operations of mid-scale, upper economy and budget hotels. Following the merger, we operate in the segments shown in the table below. The other items in the tables below represent operating segment activity and assets for the non-reportable segments. Adjusted EBITDA from other activities includes merger costs, restructuring expenses, tender offer costs, asset impairments and write-offs, conversion incentive payments for convertible notes, and gain on refinancing. Other assets include deferred tax assets and net deferred financing costs. For periods prior to the merger, we have combined our two previously reportable segments into the hotel management operating segment for presentation in the table shown below.

We use Adjusted EBITDA to evaluate the performance of our segments. The tables below reconcile Adjusted EBITDA to net income (loss) for each of the three years presented.

	HOTEL MANAGEMENT	CORPORATE HOUSING	OTHER	FINANCIAL STATEMENTS
Year ended December 31, 2003				
Net income (loss)	$ 4,471	$ (7,289)	$ (1,633)	$ (4,451)
Adjustments:				
Depreciation and amortization	11,798	1,668	—	13,466
Interest expense, net	9,109	1,012	—	10,121
Equity in losses of affiliates	1,618	—	—	1,618
Gain on refinancing term loan from related party	—	—	(13,629)	(13,629)
Minority interest expense	75	102	20	197
Income tax expense	1,647	(1,208)	3,239	3,678
Adjusted EBITDA	**$ 28,718**	**$ (5,715)**	**$ (12,003)**	**$ 11,000**

	HOTEL MANAGEMENT	CORPORATE HOUSING	OTHER	FINANCIAL STATEMENTS
Year ended December 31, 2002				
Net loss	$ (2,700)	$ (1,653)	$ (31,818)	$ (36,171)
Adjustments:				
Depreciation and amortization	13,382	676	—	14,058
Interest expense, net	5,082	513	—	5,595
Equity in losses of affiliates	2,409	—	—	2,409
Conversion incentive payment–convertible notes	—	—	7,307	7,307
Minority interest benefit	(15)	(9)	(173)	(197)
Income tax benefit	(84)	(52)	(997)	(1,133)
Adjusted EBITDA	**$ 18,074**	**$ (525)**	**$ (25,681)**	**$ (8,132)**
Year ended December 31, 2001				
Net loss	$ (5,222)	$ —	$ (2,128)	$ (7,350)
Adjustments:				
Depreciation and amortization	10,394	—	—	10,394
Interest expense, net	1,635	—	—	1,635
Equity in losses of affiliates	5,169	—	—	5,169
Minority interest expense	138	—	56	194
Income tax benefit	(2,341)	—	(954)	(3,295)
Adjusted EBITDA	**$ 9,773**	**$ —**	**$ (3,026)**	**$ 6,747**
Year ended December 31, 2003				
Revenue	$ 917,578	$ 109,469	$ —	$1,027,047
Adjusted EBITDA	$ 28,718	$ (5,715)	$ (12,003)	$ 11,000
Total assets	**$ 238,095**	**$ 19,087**	**$ 20,741**	**$ 277,923**
Year ended December 31, 2002				
Revenue	$ 554,352	$ 46,818	$ —	$ 601,170
Adjusted EBITDA	$ 18,074	$ (525)	$ (25,681)	$ (8,132)
Total assets	**$ 238,210**	**$ 20,886**	**$ 21,585**	**$ 280,681**
Year ended December 31, 2001				
Revenue	$ 318,826	$ —	$ —	$ 318,826
Adjusted EBITDA	$ 9,773	$ —	$ (3,026)	$ 6,747
Total assets	**$ 97,199**	**$ —**	**$ 11,470**	**$ 108,669**

Revenues from foreign operations were as follows:

	2003	2002	2001
Canada	$ 8,214	$ 5,082	$ 1,584
United Kingdom	$ 23,509	$ 10,719	$ —
France	$ 1,628	$ 354	$ —
Russia	$ 4,320	$ 4,104	$ 3,656

10. MERGER

Allocation of Purchase Price

The merger between MeriStar and Interstate was completed on July 31, 2002. MeriStar issued 37,188,574 shares of its common stock with a value of $38,527. The value of the MeriStar shares issued was determined based on the average market price of MeriStar's common shares over the two-day periods before and after the merger was announced. Additionally, MeriStar's stock options with a fair value of $953 vested in connection with the merger.

We accounted for the merger as a purchase of MeriStar by Interstate. Accordingly, we have included the operating results of MeriStar in our condensed consolidated financial statements since July 31, 2002, the effective date of the merger. The following summarizes the merger:

Value of MeriStar common stock issued	$ 38,527
Value of MeriStar stock options	953
Transaction costs	3,663
Total cost of acquisition	43,143
Fair value of liabilities assumed	182,958
Fair value of assets acquired	(134,109)
Goodwill	**$ 91,992**

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$ 33,018
Intangible assets	59,712
Other long-term assets	41,379
Fair value of assets acquired	**$ 134,109**
Current liabilities	$ (52,399)
Long-term debt	(126,069)
Minority interest	(4,490)
Fair value of liabilities assumed	**$ (182,958)**

Of the $59,712 of intangible assets acquired, $58,199 related to management contracts, amortized over an 18-year weighted-average useful life.

The $91,992 of goodwill was assigned to the hotel management and corporate housing segments in the amounts of $82,265 and $9,727 respectively, none of which is expected to be deductible for tax purposes.

Merger Costs

Merger costs included in our statement of operations for the years ended December 31, 2003 and 2002 consist of the following:

	2003	2002
Write-off of deferred financing fees	—	$ 2,465
Write-off of officer and employee notes receivable	—	1,866
Accelerated vesting of preferred stock	—	1,000
Write-off of fixed assets	—	1,860
Integration costs	3,816	2,172
Total	**$ 3,816**	**$ 9,363**

Integration costs include professional fees, travel, and other transition costs.

11. RESTRUCTURING EXPENSES

We have recorded $3,400 and $12,614 in restructuring expenses for the years ended December 31, 2003, and 2002, respectively. The amount recorded in 2003 relates to severance costs for former corporate personnel. The amount recorded in 2002 related to expenses incurred in connection with the MeriStar-Interstate merger. This included $10,470 of severance for personnel changes as a result of relocation and elimination of certain job functions that are no longer needed, and $2,144 of non-cancelable lease costs associated with certain offices we closed. At December 31, 2003 and 2002, there was $5,388 and $8,260 remaining in the restructuring accrual, respectively.

12. RELATED-PARTY TRANSACTIONS

Transactions with MeriStar Hospitality—Under our intercompany agreement with MeriStar Hospitality, we each have, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, we have a right of first refusal to become the manager of certain real property MeriStar Hospitality acquires and MeriStar has a right of first refusal to acquire certain properties we source. We also may provide each other with certain services. Those services may include administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services. We are compensated for these services in an amount that MeriStar Hospitality would be charged by a third party for comparable services. During the years ended December 31, 2003 and December 31, 2002, we billed MeriStar Hospitality a net amount of $579 and $454 for such services, respectively.

We incur day-to-day operating costs which are shared with and reimbursed by MeriStar Hospitality. The balance due from MeriStar Hospitality as of December 31, 2003 is $10,240, and includes management fees for each hotel, and reimbursements for insurance, employee benefits, sales and marketing expenses, and other miscellaneous operating expenses. These amounts are normally paid within 30 days.

At December 31, 2002, we had $56,069 of long-term debt under a term loan due to MeriStar Hospitality, which was due to mature on July 31, 2007. MeriStar Hospitality, seeking additional liquidity, approached us in late 2002 regarding a negotiated discounted repayment of the MeriStar Hospitality term loan. The repayment of $42,052 was completed in January 2003. We refinanced the repayment with the proceeds from a $40,000 subordinated term loan and cash on hand and realized a gain of $13,629. The new $40,000 subordinated unsecured term loan is with Lehman Commercial Paper, Inc., an affiliate of Lehman Brothers Inc. Messrs. Mikulich and Flannery, two our directors, are employed by Lehman Brothers Inc., and CGLH Partners I LP and CGLH Partners II LP are also affiliates of Lehman Brothers Inc.

Corporate-Level Transactions with Directors—Mr. Paul W. Whetsell, our chairman, is an executive officer, director and stockholder of MeriStar Hospitality. Mr. Steven D. Jorns, our chief executive officer, was a director of MeriStar Hospitality until October 2003 and was a stockholder at December 31, 2003. For the years ended December 31, 2003 and 2002, we recorded $23,142 and $9,475, respectively, in management fees from MeriStar Hospitality.

Interstate Operating Company, L.P. (formerly known as MeriStar H&R Operating Company, L.P.), our subsidiary operating partnership, of which we are the general partner, indirectly holds a substantial portion of all of our assets. On July 31, 2002, MeriStar H&R Operating Company, L.P. entered into a Senior Secured Credit Agreement, for a maximum amount of $113,000, with Lehman Brothers and various other lenders and other parties. Lehman Brothers, Inc. was the joint lead arranger, book runner, and co-syndication agent. As of September 30, 2003, approximately $87,300 was outstanding under the facility, which bears interest at a variable rate per annum of LIBOR plus 3.0% to 4.5%, depending on meeting specified financial tests.

We hold a non-controlling 0.5% general partnership interest and a non-controlling 9.5% limited partnership interest in MIP Lessee, L.P., a joint venture between entities related to Oak Hill Capital Partners, L.P. and us. MIP Lessee owns 10 full-service hotels. The joint venture has borrowed an aggregate of $193,000 of non-recourse loans from Lehman Brothers Holding Inc., an entity related to Lehman Brothers Inc. MeriStar Hospitality has a $40,000 investment in the joint venture. We received net management fees of approximately $2,710 and $1,097 for the years ended December 31, 2003 and 2002 from the hotels in this joint venture. Management fees from these hotels are included in our statement of operations after the merger of MeriStar and Interstate on July 31, 2002.

In connection with the merger of MeriStar with Interstate, on June 26, 2002, some of the Series B preferred stock and 8.75% convertible notes of Interstate held by CGLH Partners I LP and CGLH Partners II LP, Mr. Hewitt and other former executives of Interstate were converted into Class A common stock of Interstate. The CGLH partnerships are affiliated with Lehman Brothers Inc. As inducement for the conversion of Series B preferred stock and the 8.75% convertible notes, Interstate paid these parties $9,250. On August 2, 2002, these parties converted their remaining Interstate Series B preferred stock and 8.75% convertible notes. As a result of these conversions, these parties held 6,805,824 shares of our common stock. Messrs. Alibhai, Khimji and Weiser are affiliated with the CGLH partnerships as are Messrs. Mikulich and Flannery, who are affiliated through their employment with Lehman Brothers Inc.

At the merger date, we entered into a stockholder and board composition agreement with the CGLH partnerships; Oak Hill Capital Partners, L.P. and parties related to Messrs. Whetsell, Emery, Jorns, and Hewitt and former executives of Interstate. Pursuant to the board composition agreement and its amendment in January 2004, the composition of our board of directors will remain unchanged until March 31, 2004. If a director leaves our board prior to this date, the board composition agreement governs the procedure for replacing such director. Our charter was amended to take into account these provisions of the board composition agreement.

In connection with the merger, Mr. Hewitt executed a severance agreement pursuant to which he receives monthly payments of $75, from August 2002 through January 2006. The agreement also provides that Mr. Hewitt will receive employee benefits similar to the employee benefits he had as of the merger (excluding retirement, stock option, stock purchase, deferred compensation, or other compensation benefits) through January 30, 2006. Mr. Hewitt also receives under the agreement a monthly car allowance of $0.7 per month, plus reimbursement of certain other out-of-pocket expenses. At the merger date, we agreed, effective June 2005, to forgive a $400 loan and to partially forgive a $259 loan made by Interstate to Mr. Hewitt.

Property-Level Transactions with Directors—In October 2000, we entered into a management agreement with an affiliate of the CGLH Partnerships to manage the Hilton Hotel Beaumont (Texas). The net management fees earned from this hotel amounted to $147, $164 and $173 for the years ended December 31, 2003, 2002 and 2001, respectively. Accounts receivable owed from this hotel was not significant at December 31, 2003 and 2002.

During 2001, we entered into management agreements to manage the Park Central Hotel in New York, New York and the Sheraton Capital Center Hotel in Raleigh, North Carolina. The owners of these hotels engaged us to manage these properties pursuant to the rights of the principal lender of these hotels to select a third-party management company. The principal lender of these hotels is affiliated with the CGLH Partnerships. The net management fees earned from these hotels amounted to $811, $1,125 and $611 for the years ended December 31, 2003, 2002 and 2001, respectively. Accounts receivable owed from these hotels, which include the reimbursement of costs, were $400 at December 31, 2003, and $204 at December 31, 2001. Accounts receivable owed from these hotels were not significant at December 31, 2002. Effective March 1, 2003, we no longer manage the Sheraton Capital Center Hotel in Raleigh, North Carolina.

We hold a 25% non-controlling equity interest in and manage the Houston Astrodome/Medical Center Residence Inn by Marriott in Houston, Texas. Mr. Alibhai holds a 22.46% ownership interest in the hotel. The net management fees earned from this hotel amounted to $177, $218 and $260 for the years ended December 31, 2003, 2002 and 2001, respectively.

We held a 20% non-controlling equity interest and entered into an agreement to manage the Renaissance Worldgate Hotel in Kissimmee, Florida, for a total investment of approximately $3,900. Mr. Alibhai, and LB Maingate I Inc. (an affiliate of Mr. Alibhai and Lehman Brothers Inc., which employs Messrs. Mikulich and Flannery) each held a 40% respective ownership interest in the hotel. The hotel has a $37,000 non-recourse loan from Lehman Brothers Holdings Inc., an affiliate of Lehman Brothers Inc., which is secured by the hotel. On February 21, 2002, the ownership and financing for the hotel was restructured in order to address financial difficulties at the hotel. As part of this restructuring, our 20% non-controlling equity interest was redeemed in exchange for mutual releases with respect to the obligations of the hotel. In addition, the hotel owner and we amended the management agreement for the hotel, under which, among other things, we waived our management fees for the period from July 1, 2001, through February 21, 2002, and agreed to reduce our base management fee for periods following February 21, 2002.

The hotel's owners issued a promissory note of approximately $282 for past accounts receivable we were owed. The note bore interest at 9% per annum and was payable in equal quarterly installments beginning January 1, 2003. The hotel owner did not pay any of the installments when due in 2003, and in the fourth quarter in connection with a settlement, we wrote off the full amount of the note receivable against our allowance for doubtful accounts. Additionally, as part of the settlement, the hotel owner agreed to pay their outstanding accounts receivable balance of approximately $1,000, as of December 31, 2003. This balance represents management fees and amounts for certain unpaid reimbursable costs under our management contract for the hotel. As of August 2003, we no longer manage this hotel. Net management fees earned from this hotel amounted to $115, $68 and $240 for the years ended December 31, 2003, 2002 and 2001, respectively.

We hold a 49.5% non-controlling equity interest in two limited partnerships that own seven Marriott-branded hotels and one Hampton Inn hotel for which we made a total investment of approximately $8,700. FelCor Lodging Trust owns the remaining 50.5% of the partnerships. The partnerships have borrowed an aggregate of $52,250 of non-recourse loans from Lehman Brothers Bank, FSB, an entity related to Lehman Brothers Inc. These borrowings are secured by the partnerships' hotels. In fiscal 2002, we received an aggregate of $700 in management fees from these hotels.

Management fees from related parties, as defined in SFAS 57 "Related Party Disclosures," include MeriStar Hospitality, and hotels included in our real estate joint ventures. The total of these management fees amounted to $30,254 for the year ended December 31, 2003, and $14,431 for the year ended December 31, 2002. The hotels discussed above are included in this total amount for management fees from related parties.

13. STOCK-BASED COMPENSATION

1999 Equity Incentive Plan—The 1999 Equity Incentive Plan provides for long-term incentives to be awarded to eligible employees through grants of restricted stock and grants of stock options to purchase shares of common stock. The options generally vest over a three-year period and expire after 10 years. During 1999, Interstate issued 331,917 restricted shares of Class A Common Stock to two executives under the 1999 Equity Incentive Plan. In connection with the transactions contemplated under a Securities Purchase Agreement, these restricted shares became fully vested during the fourth quarter of 2000. The Employee Stock Purchase Plan, which was terminated by Interstate in 2001, was designed to be a non-compensatory plan, whereby eligible employees elected to withhold a maximum of 8% of their salary and use such amounts to purchase common stock.

In February 2001, the Board of Directors approved the repricing of all outstanding options to purchase shares of our Class A Common Stock. Under the terms of the repricing, each optionee was given the right to elect to keep their original stock options at the stated exercise price of $4.50, or to return 40% of their original stock options and retain the 60% remaining stock options with a new exercise price of $2.00. Giving effect to the merger, at August 1, 2002 the exercise price became $2.17. As a result of the repricing, an aggregate of 939,500 stock options granted on July 15, 1999, August 9, 1999, September 13, 1999 and September 28, 1999 were cancelled and replaced with 563,700 stock options at an exercise price of $2.17. Therefore, the original stock options previously accounted for under the provisions of APB No. 25 are now accounted for under variable plan accounting in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Any additional stock options granted during 2001 continued to be accounted for under the provisions of APB No. 25. For the year ended December 31, 2001, we did not incur a non-cash expense under variable plan accounting for the repricing as the closing market price for our common stock at December 31, 2001 was below the exercise price of $2.00. For the years ended December 31, 2003 and 2002, we incurred a non-cash expense of $125, and $1,016, respectively, as the closing market price for our common stock at December 31, 2003 and December 31, 2002 was above the exercise price of $2.17.

Employee Equity Incentive Plan—We have an equity incentive plan that authorizes us to issue and award options for up to 15% of the number of outstanding shares of our common stock. We may grant awards under the plan to directors, officers, or other key employees. These options vest in three annual installments beginning on the date of grant and on subsequent anniversaries. Options granted under the plan are exercisable for 10 years from the grant date. The number of shares remaining for issuance under this plan is 2,458,602 at December 31, 2003.

Directors' Plan—We also have an equity incentive plan for non-employee directors that authorizes us to issue and award options for up to 500,000 shares of common stock. These options vest in three annual installments beginning on the date of grant and on subsequent anniversaries, provided the eligible director continues to serve as a director on each such anniversary. Options granted under the plan are exercisable for 10 years from the grant date. The number of shares remaining for issuance under this plan is 331,500 at December 31, 2003.

Stock option activity under each plan is as follows:

	1999 EQUITY INCENTIVE PLAN		EMPLOYEE EQUITY INCENTIVE PLAN		DIRECTORS' PLAN	
	NUMBER OF SHARES	AVERAGE OPTION PRICE	NUMBER OF SHARES	AVERAGE OPTION PRICE	NUMBER OF SHARES	AVERAGE OPTION PRICE
Balance, December 31, 2000	**977,960**	**4.89**	**726,670**	**16.25**	**19,500**	**17.30**
Granted	546,204	2.18	366,850	3.55	6,000	10.00
Exercised	(3,680)	2.17	(400)	11.80	—	—
Cancelled	(918,344)	4.86	(102,556)	16.95	—	—
Balance, December 31, 2001	**602,140**	**2.51**	**990,564**	**11.50**	**25,500**	**15.60**
Granted	—	—	331,966	4.00	55,500	3.25
Exercised	(241,132)	2.17	—	—	—	—
Cancelled	(46,368)	2.98	(156,659)	15.09	—	—
Balance, December 31, 2002	**314,640**	**2.66**	**1,165,871**	**8.92**	**81,000**	**7.13**
Granted	—	—	247,500	4.80	87,500	4.75
Exercised	(63,456)	2.29	(155,067)	3.39	—	—
Cancelled	(552)	2.17	(59,066)	14.94	—	—
Balance, December 31, 2003	**250,632**	**2.76**	**1,199,238**	**8.41**	**168,500**	**5.57**
Shares exercisable at December 31, 2003	250,632	2.76	790,907	10.57	58,500	8.66
Shares exercisable at December 31, 2002	314,640	2.66	845,871	10.79	28,500	14.27
Shares exercisable at December 31, 2001	384,132	3.55	530,670	16.35	13,501	17.50

The following table summarizes information about stock options outstanding at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$2.17-$3.25	335,352	6.71	$ 2.59	270,352	$ 2.43
$3.30-$3.99	461,983	8.41	$ 3.75	248,652	$ 3.54
$4.00-$5.00	344,080	8.56	$ 4.53	114,080	$ 4.56
$5.30-$16.40	367,610	5.08	$14.33	357,610	$ 14.58
$16.55-$23.55	109,345	4.11	$20.92	109,345	$ 20.92
$2.17-$23.55	**1,618,370**	**7.04**	**$ 7.24**	**1,100,039**	**$ 8.69**

14. COMMITMENTS AND CONTINGENCIES

Leases—We lease apartments for our Corporate Housing division and office space for our corporate offices. Future minimum lease payments required under these operating leases as of December 31, 2003 were as follows:

2004	$ 25,964
2005	12,258
2006	9,827
2007	8,393
2008	6,133
Thereafter	28,333
Total	**$ 90,908**

In the course of normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters pending or asserted will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Management Agreement Commitments—Under the provisions of management agreements with certain hotel owners, we have to provide an aggregate of $3,190 to these hotel owners in the form of investments or loans. The loans may be forgiven or repaid based upon the specific terms of each management agreement. The timing of future investments or working capital loans to hotel owners is currently unknown as it is at the hotel owner's discretion.

Termination Fees—MeriStar Hospitality's taxable subsidiaries have the right to terminate a management agreement for a hotel upon the sale of the hotel to a third party or if the hotel is destroyed and not rebuilt after a casualty. Except in the case of three hotels, upon that termination, MeriStar Hospitality's taxable subsidiary will be required to pay us a termination fee equal to the present value of the remaining payments as defined in the applicable management agreement. The termination fee will be paid in 30 equal monthly installments, without interest, commencing the month following the termination. MeriStar Hospitality's taxable subsidiaries will be able to credit against any termination payments the present value of projected fees as defined in the management agreements, including, without limitation, the present value of any projected fees of any management agreements executed during the 30-month period over which payments are made. MeriStar Hospitality has, since January 1, 2003, sold 15 hotels, 13 of which we no longer manage. MeriStar Hospitality also has announced plans to sell an additional 19 hotels, all of which are managed by us. Net of any credits, as of December 31, 2003, we would be entitled to receive approximately $17,348 in termination fees with respect to those 32 hotels. MeriStar Hospitality has notified us that they have questions regarding the method of calculating these termination fees. According to their proposed calculation, the amount of termination fees we would receive is approximately $5,000 less than the amount due us in accordance with the method which has been used historically and which we believe is correct.

15. SUPPLEMENTAL CASH FLOW INFORMATION

	2003	2002
Cash paid for interest and income taxes		
Interest	$ 8,935	$ 6,572
Income taxes	$ 1,975	$ 539

16. STOCKHOLDERS' EQUITY AND MINORITY INTERESTS

Common Stock—Prior to the merger on July 31, 2002, we had Class A, Class B and Class C common stock. Each holder of the common stock was entitled to one vote for each share. No stockholders had cumulative voting rights or preemptive, subscription or redemption rights. In 2001, we purchased and cancelled 759,920 shares of Class A common stock through our stock repurchase program for an aggregate purchase price of $2,000.

We accounted for the MeriStar-Interstate merger on July 31, 2002 as a purchase of MeriStar by Interstate using the purchase method of accounting. The merger was accounted for as a reverse acquisition with Interstate as the accounting acquiror, and MeriStar as the surviving company for legal purposes. As a result, MeriStar's stock is our common stock outstanding subsequent to the merger. In conjunction with the merger, we had the following transactions affecting common stock:

- MeriStar issued 37,188,574 (pre-reverse split) shares of its common stock.
- The preferred stock and the convertible notes were converted into MeriStar's Class A common stock.
- Upon completion of the merger we effected a one-for-five reverse split of our common stock.

Effective with the merger, the authorized common stock is 50,000,000 common shares. As of December 31, 2003, 29,951,334 shares are issued and outstanding. Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders.

During the fourth quarter of 2003, in a public equity offering, we offered 8,500,000 shares of our common stock, par value $0.01 per share, at a price of $5.25 per share. On December 16, 2003, the underwriters exercised their over-allotment option for an additional 601,900 shares. Total shares issued in the offering were 9,109,900. Our total proceeds from this equity offering, prior to deducting expenses, amounted to approximately $45,276, after the underwriting discount. These proceeds were used to repay indebtedness under our senior credit facility.

Treasury Stock—In October 2002, we authorized the repurchase of up to 5,000,000 shares. During 2003 we repurchased 5,000 shares at a total cost of $23.

Mandatorily Redeemable Preferred Stock—On October 20, 2000, we issued 725,000 shares (out of 850,000 authorized) of Series B convertible preferred stock, par value $0.01 per share. We issued 500,000 shares of the preferred stock to an investor group affiliated with Lehman Brothers Holding, Inc., and we issued 225,000 shares to three of our executives as deferred compensation.

The preferred stock accrued dividends were payable in cash at 8.75% per annum and up to 25% payable in additional stock at our option. If dividends were not paid within a specified period of time additional dividends accrue. The preferred stock also received dividends paid to holders of Class A common stock.

In addition, the preferred stock had certain rights regarding election of the Board of Directors, certain voting rights, and was convertible into 2.5 shares of Class A common stock. The preferred stock had a liquidation preference of $10.00 per share plus any accrued dividends and fair market value of the cash, securities and other property that the holder would have received had it converted its preferred stock plus accrued dividends into common stock. We had the obligation to redeem all outstanding shares of the Preferred Stock on October 20, 2007 for a redemption price of $10.00 per share.

Effective with the MeriStar-Interstate merger, the preferred stock was converted into Class A common stock. On June 26, 2002, the investor group converted all but 10 shares of their Preferred Stock into 1,249,975 shares of the Class A common stock. As inducement for the conversion of preferred stock and the conversion of the notes into Class A common stock, we paid the principal investor group $9,250. Of this amount, $1,943 relates to the conversion of the preferred stock. We recorded the payment as a conversion incentive payment-preferred stock on our statement of operations.

On July 31, 2002, the merger was completed, and we completed a one-for-five reverse split of our common stock. On August 2, 2002, the investor group converted the remaining 10 shares of its preferred stock and the remaining principal amount of the notes, along with its 5,939,140 shares of class A common stock in exchange for 6,900,000 shares of post-split common stock. The three executives converted their preferred stock into 562,500 shares of class A common stock. We recorded the accelerated vesting of the preferred stock as a merger cost of $1,000.

Operating Partnership Units—Interstate Operating Company, L.P., our subsidiary operating partnership, (formerly named MeriStar H&R Operating Company, L.P.,) indirectly holds substantially all of our assets. We are the sole general partner of that partnership. We, one of our directors, our chief accounting officer, and approximately 60 independent third-parties are limited partners of that partnership. The partnership agreement gives the general partner full control over the business and affairs of the partnership. The agreement also gives us, as general partner, the right, in connection with the contribution of property to the partnership or otherwise, to issue additional partnership interests in the partnership in one or more classes or series. These interests may have such designations, preferences and participating or other special rights and powers, including rights and powers senior to those of the existing partners, as we may determine.

The partnership agreement currently has two classes of limited partnership interests: Class A units and preferred units. As of December 31, 2003, the ownership of the limited partnership units was as follows:

- we and our wholly owned subsidiaries own a number of Class A units equal to the number of outstanding shares of our common stock; and
- other limited partners own 273,896 Class A units and 78,431 preferred units.

We did not make any distributions during 2003, 2002 or 2001 to the holders of the Class A units. Holders of preferred units receive a 6.5% cumulative annual preferred return based on capital amount of $16.70 per unit; compounded quarterly to the extent not paid currently. All net income and capital proceeds received by the partnership, after payment of the annual preferred return and, if applicable, the liquidation preference, will be shared by the holders of the Class A units and Class B units in proportion to the number of units owned by each holder.

The holders of each Class A unit not held by us or one of our subsidiaries may redeem for cash equal to the value of one share of our common stock or, at our option, one share of our common stock. Until April 1, 2004, the partnership may redeem the preferred units for cash at a price of $16.70 per unit or (with the holders consent) for our common stock having equivalent aggregate value. After April 1, 2004, each holder of the preferred units may require the partnership to redeem these units for cash at a price of $16.70 per unit or, at the holder's option, shares of our common stock having equivalent aggregate value. If we or the holders of the preferred units chose to redeem the preferred units for our common stock instead of cash, and if our common stock was valued at that time at less than $16.70 per share, we would have to issue more shares of our common stock than the number of preferred units being redeemed. For example, at December 31, 2003, our stock price was $5.35 per share. If the preferred units were redeemed for common stock at that date, we would have issued 244,822 shares of our common stock, which would have represented approximately 0.8% of our then outstanding common stock, with respect to 78,431 preferred units then outstanding. The value of the preferred units, $1,310, is included in minority interest on our consolidated balance sheet.

17. INSURANCE

We make available certain insurance coverage to our managed hotels under the terms of each individual management agreement. This insurance is generally arranged through third-party carriers. Northridge Insurance Company, our subsidiary, reinsures a portion of the coverage from these third-party primary insurers. These policies provide for layers of coverage with minimum deductibles and annual aggregate limits. These policies are for coverage relating to innkeepers' losses (general/comprehensive liability), wrongful employment practices, garagekeeper's legal liability, replacement cost automobile losses, and real and personal property insurance.

We are liable for any deficiencies in the IHC Employee Health and Welfare Plan (and related Health Trust), which provides certain of our employees with group health insurance benefits. We expect the runoff liability to approximate $2,432 and $2,673 in the related Health Trust as of December 31, 2003 and 2002, respectively. These amounts are recorded as liabilities in the accompanying consolidated balance sheets.

We also have the Associates Benefits Choices plan provided generally to all employees, with an extended liability reserve of approximately $3,000.

All accounts of Northridge are classified with assets and liabilities of a similar nature in our consolidated balance sheets. Amounts restricted due to statutory requirements consist of cash and cash equivalents of $1,421 and $1,134 at December 31, 2003 and 2002, respectively. These amounts are included in restricted cash in the accompanying consolidated balance sheets. The consolidated statements of operations include the insurance income earned and related insurance expenses incurred. The insurance income earned is included in other fees in the consolidated statements of operations.

18. EMPLOYEE BENEFIT PLANS

We maintain two defined contribution savings plans for our employees. Eligibility for participation in the plans is based on an employee meeting certain minimum age and service requirements. Employer matching contributions are based on a percentage of employee contributions. Participants may make voluntary, pre-tax contributions through salary deferrals to the plan in which they participate. We incurred expenses related to employees at our corporate offices of approximately $170, $250, and $213 for the years ended December 31, 2003, 2002 and 2001, respectively.

We maintain two deferred compensation plans for certain executives and hotel general managers by depositing amounts into trusts for the benefit of the participating employees. Deposits into the trusts are expensed and amounted to $273, $231, and $735 and for the years ended December 31, 2003, 2002 and 2001, respectively. Amounts in the trusts earn investment income, which serves to increase the corresponding deferred compensation obligation. Investments, which are recorded at market value, are directed by us or the participants, and consist principally of mutual funds. Unrealized gains and losses were not significant at December 31, 2003, 2002 and 2001.

19. INCOME TAXES

Our effective income tax expense (benefit) rate for the years ended December 31, 2003, 2002, and 2001 differs from the federal statutory income tax rate as follows:

	2003	2002	2001
Statutory tax rate	(35.0)%	(35.0)%	(35.0)%
State and local taxes	30.1	(2.9)	(1.0)
Foreign subsidiaries rate and losses without benefit	501.9	0.2	—
Business meals and entertainment	9.7	0.1	—
Minority interest	(13.5)	—	—
Tax credits	(336.8)	(2.9)	—
Valuation allowance	387.8	26.5	4.0
Nondeductible expenses	129.5	—	—
Other	(35.2)	11.2	—
	638.5%	**(2.8)%**	**(32.0)%**

The components of income tax expense (benefit) are as follows:

	2003	2002	2001
Current			
Federal	$ 250	$ —	$ (605)
State	450	1,236	16
Foreign	1,847	1,000	—
	2,547	2,236	(589)
Deferred			
Federal	1,314	(2,948)	(2,681)
State	(183)	(421)	(25)
	1,131	(3,369)	(2,706)
	$ 3,678	**$ (1,133)**	**$ (3,295)**

The tax effects of the temporary differences and carryforwards that give rise to our net deferred tax asset (liability) at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets		
Allowance for doubtful accounts	$ 198	$ —
Minority interest temporary difference	1,953	1,934
Net operating loss carryforward	23,910	28,683
Accrued expenses	3,019	4,925
Intangible assets basis differences	1,814	—
Tax credits	4,712	1,727
Equity in investee earnings	2,528	1,029
Other	—	7
Total gross deferred tax assets	38,134	38,305
Less: valuation allowance	(13,001)	(10,767)
Net deferred tax assets	**25,133**	**27,538**
Deferred tax liabilities		
Allowance for doubtful accounts	—	(142)
Depreciation and amortization expense	(5,480)	(4,800)
Prepaid expense	(454)	(607)
Intangible assets basis differences	—	(1,403)
Other	(526)	(412)
Total gross deferred tax liabilities	(6,460)	(7,364)
Net deferred tax asset	**$ 18,673**	**$ 20,174**

As of December 31, 2003, we have potential federal income tax credit carryforwards of $4,712, all of which is reserved.

As of December 31, 2003, we had net operating loss and carryforwards available from pre-merger periods of $23,019, after considering statutory usage limitations. These carryforwards begin to expire in 2018. At December 31, 2003, we had a net operating loss carryforward available of $36,064 from 2002 operations that will not expire until 2023. As of December 31, 2003, we have established a valuation allowance to reduce the carrying value of pre-merger net operating losses and federal income tax credit carryforwards to our best estimate of what is more likely than not to be realized.

Our valuation allowance was $13,001, $10,767 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively.

20. OTHER COMPREHENSIVE INCOME

	FOREIGN CURRENCY ITEMS	UNREALIZED GAIN (LOSS) ON SWAP	UNREALIZED GAIN (LOSS) ON SECURITIES	ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at December 31, 2001	$ —	$ —	$ —	$ —
2002 Change	102	(259)	8	(149)
Balance at December 31, 2002	**102**	**(259)**	**8**	**(149)**
2003 Change	553	75	358	986
Balance at December 31, 2003	**$ 655**	**$ (184)**	**$ 366**	**$ 837**

21. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain items included in our consolidated financial statements for each quarter of the years ended December 31, 2003 and 2002. For comparative purposes, all shares used in calculating earnings per share in periods prior to July 31, 2002 reflect the issuance of 4.6 shares of MeriStar stock and the 1:5 reverse stock split in connection with the MeriStar-Interstate merger.

	FIRST	SECOND	THIRD	FOURTH
2003				
Total revenues	$ 257,228	$ 259,637	$ 267,368	$ 242,814
Operating income (loss)	(3,423)	1,918	2,044	(3,005)
Net income (loss) available to common stockholders	4,429	(487)	(378)	(8,015)
Basic earnings (loss) per common share	$ 0.22	$ (0.02)	$ (0.02)	$ (0.33)
Diluted earnings (loss) per common share	$ 0.21	$ (0.02)	$ (0.02)	$ (0.33)
2002				
Total revenues	$ 72,788	$ 84,440	$ 196,595	$ 247,347
Operating income (loss)	1,033	(1,467)	(18,954)	(2,802)
Net income (loss) available to common stockholders	(289)	(12,664)	(22,428)	(3,396)
Basic earnings (loss) per common share	$ (0.05)	$ (2.26)	$ (1.12)	$ (0.17)
Diluted earnings (loss) per common share	$ (0.05)	$ (2.26)	$ (1.12)	$ (0.17)

22. SUBSEQUENT EVENTS

Executive Real Estate Fund—As of March 2004, we have a new Executive Real Estate Fund. The fund will allow certain employees to invest in each real estate acquisition we make, in an amount equal to 5% of our investment for each acquisition. We expect the initial fund to consist of approximately $1,000 of capital contributed by eligible employees. We will contribute 1.5 times the amounts contributed by employees. We expect our contribution to be approximately $1,500. The match vests over five years (20% per year). Each of the approximately 70 eligible employees may contribute 8.2% of their base salary into the fund (an amount equal to 4.1% of their base salary out of this year's bonus and the same amount out of next year's bonus).

MeriStar Hospitality—As of March 4, 2004, MeriStar Hospitality has disposed of eight hotels since December 31, 2003. In connection with these disposals, in the first quarter of 2004 we will write off approximately $2,301 in intangible assets associated with these management contracts. These properties accounted for $1,017 and $1,078 of our total management fees for the years ended December 31, 2003 and 2002, respectively.

SELECTED FINANCIAL DATA

Set forth in the following tables are summary historical consolidated financial and other data as of and for each of the last five fiscal years.

The merger between us and Interstate on July 31, 2002 was accounted for as a reverse acquisition with Interstate as the accounting acquiror, and us as the surviving company for legal purposes. As a result, the historical financial information we present in the table below and in the accompanying consolidated financial statements represent the financial data for Interstate prior to the merger, and for the combined company following the merger.

SELECTED FINANCIAL AND OTHER DATA

(Dollars in Thousands, Except Per Share Data)

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999
Statement of Operations Data					
Revenue					
Lodging revenue[1]	$ 3,396	$ 2,908	$ 4,426	$ 203,472	$ 194,388
Management fees	34,808	25,457	21,479	29,481	33,275
Management fees—related parties	30,254	14,431	3,046	—	—
Corporate housing	109,469	46,818	—	—	—
Other revenue	15,330	17,313	15,074	13,159	12,691
	193,257	106,927	44,025	246,112	240,354
Other revenue from managed properties	833,790	494,243	274,801	287,941	—
Total revenue	**1,027,047**	**601,170**	**318,826**	**534,053**	**240,354**
Operating Expenses by Department					
Lodging expenses	2,384	2,139	2,647	116,019	107,470
Corporate housing	92,859	37,990	—	—	—
Undistributed Operating Expenses					
Administrative and general	70,938	48,166	31,123	37,598	33,688
Lease expense	—	—	482	88,594	89,174
Depreciation and amortization	13,466	14,058	10,394	16,091	20,833
Merger and integration costs	3,816	9,363	—	—	—
Restructuring expenses	3,400	12,614	—	—	—
Tender offer costs	—	1,000	—	—	—
Joint venture start-up costs[2]	—	—	—	2,096	—
Asset impairments and write-offs[3]	8,860	3,787	3,026	12,550	16,406
	195,723	129,117	47,672	272,948	267,571
Other expenses from managed properties	833,790	494,243	274,801	287,941	—
Total operating expenses	**1,029,513**	**623,360**	**322,473**	**560,889**	**267,571**

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999
Net operating loss	$ (2,466)	$ (22,190)	$ (3,647)	$ (26,836)	$ (27,217)
Interest expense, net	10,121	5,595	1,635	(1,801)	(1,359)
Equity in (earnings) losses of affiliates	1,618	2,409	5,169	522	(1,525)
Conversion incentive payment–convertible notes	—	7,307	—	—	—
Gain on refinancing term loan from related party	(13,629)	—	—	—	—
Loss on sale of investment in hotel real estate[4]	—	—	—	—	876
Loss before minority interest and income taxes	$ (576)	$ (37,501)	$ (10,451)	$ (25,557)	$ (25,209)
Income tax expense (benefit)	3,678	(1,133)	(3,295)	(5,935)	(5,078)
Minority interest expense (benefit)	197	(197)	194	(10,719)	(12,514)
Net loss	**(4,451)**	**(36,171)**	**(7,350)**	**(8,903)**	**(7,617)**
Mandatorily Redeemable Preferred Stock					
Dividends	—	307	634	127	—
Accretion	—	356	62	12	—
Conversion incentive payment–preferred stock	—	1,943	—	—	—
Net loss available to common shareholders	**$ (4,451)**	**$ (38,777)**	**$ (8,046)**	**$ (9,042)**	**$ (7,617)**
Weighted Average Number Of					
Basic and diluted shares of common stock outstanding[5]	21,474	13,563	5,704	5,956	—
Net loss per basic and diluted common share[5]	$ (0.21)	$ (2.86)	$ (1.41)	$ (1.52)	—
Balance Sheet Data (at end of period)					
Cash and cash equivalents	$ 7,450	$ 7,054	$ 39,040	$ 51,327	$ 22,440
Total assets	277,923	280,681	108,669	143,523	142,459
Long-term debt	86,321	134,239	40,981	45,163	—
Mandatorily redeemable preferred stock	—	—	5,070	4,258	—
Total equity	118,712	76,524	42,035	51,858	60,006
Other Financial Data					
Adjusted EBITDA (unaudited)[6]	$ 11,000	$ (8,132)	$ 6,747	$ (10,745)	$ (7,260)
Net cash provided by (used in) operating activities:	5,340	(17,513)	(1,411)	10,080	23,793
Net cash used in investing activities:	(14,992)	(5,023)	(1,066)	(11,378)	(10,121)
Net cash provided by (used in) financing activities	8,946	(9,622)	(9,810)	30,185	7,116
Total Hotel Data (unaudited)[7]					
Total hotel revenue	$2,143,663	$2,196,671	$ 999,000	$1,176,000	$1,202,000
Number of properties[8]	295	393	134	160	158
Number of rooms[8]	65,250	83,053	28,316	31,167	29,379

(1) Until January 1, 2001, we leased substantially all of our hotels from Equity Inns, and Equity Inns received participating lease revenue from us, which represented a specified percentage of each hotel's revenue. Under the leases, we recorded all of the operating revenues and expenses of the hotels in our statements of operations, and recorded lease revenue earned under the lease agreements in its statement of operations. Effective January 1, 2001, in connection with changes permitted by the REIT Modernization Act, we assigned the hotel leases to newly created, wholly owned, taxable REIT subsidiaries, and the taxable REIT subsidiaries entered into management agreements with us to manage the hotels. As a result of this change, Equity Inns' wholly owned taxable REIT subsidiaries have assumed the operating risks and rewards of the hotels and now pay us a management fee to manage the hotels. After January 1, 2001, our revenue does not reflect operating revenues from those hotels. As a result, our operating results for the years ended after January 1, 2001 are not directly comparable to those for the years ended prior to January 1, 2001.

(2) Represents joint venture start-up costs of $2.1 million, net of a $0.8 million reimbursement from the joint venture, which includes the legal, investment banking and other costs incurred by us in connection with the start-up of a joint venture which was not completed.

(3) For 1999, the amount represents a non-cash impairment charge on our leased hotel intangible assets resulting from a permanent impairment of the future profitability of 42 of our leased hotels, which experienced lower than expected operating cash flows during 1999, primarily due to decreased occupancy rates and higher operating costs caused by a significant over-supply of mid-scale, upper economy and budget hotels in certain markets.

For 2000, the amount represents a non-cash impairment charge on the non-monetary exchange of our hotel lease contracts for management agreements. The lease contracts for the 75 hotels previously leased from Equity Inns were terminated and we entered into management agreements for 54 of the hotels formerly leased to us effective as of January 1, 2001.

For 2001, the amount represents a non-cash impairment loss related to our 20% non-controlling equity interest in a partnership that owns the Renaissance Worldgate Hotel in Kissimmee, Florida. The impairment loss was the result of our estimate of the permanent impairment of the future profitability of this hotel.

For 2002 and 2003, the amounts represent non-cash impairment losses to reduce the carrying values of our investment in FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P. to their estimated fair value. In 2003, this also included the write-off of a note receivable for advances made for operating cash deficits and capital expenditures related to the same investment. Also included are the write-offs of intangible assets associated with terminated management contracts.

(4) Represents a loss resulting from the sale of our equity interests in The Charles Hotel Complex on June 18, 1999, which was allocated 100% to Wyndham through minority interest.

(5) Diluted shares will equal basic shares, and diluted earnings per share will equal basic earnings per share in periods in which a loss is incurred, to prevent anti-dilution.

(6) Adjusted EBITDA represents earnings (losses) before interest, income tax expense (benefit), depreciation and amortization, mandatorily redeemable preferred stock dividends and accretion, and equity in losses of affiliates, on a consolidated basis. Historical 1999 Adjusted EBITDA was calculated based on our 45% share of Adjusted EBITDA from our subsidiary Interstate Hotels LLC, which was controlled by us but was 55% owned by Wyndham until October 31, 2000 for the period from June 18, 1999 to December 31, 1999. Adjusted EBITDA for the year ended December 31, 2000 and prior periods, was calculated without giving effect to the 55% non-controlling interest in our subsidiary, Interstate Hotels LLC, by Wyndham until October 31, 2000. Management believes that Adjusted EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, taxes, depreciation and amortization. Adjusted EBITDA should not be considered as an alternative to net income under accounting principles generally accepted in the United States of America for purposes of evaluating our results of operations, does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs. We more fully discuss Adjusted EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

Adjusted EBITDA was calculated as follows for the periods indicated:

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999
Net loss	**$ (4,451)**	**$ (36,171)**	**$ (7,350)**	**$ (8,903)**	**$ (7,617)**
Adjustments					
Depreciation and amortization	13,466	14,058	10,394	16,091	20,833
Interest expense, net	10,121	5,595	1,635	(1,801)	(1,359)
Equity in (earnings) losses of affiliates	1,618	2,409	5,169	522	(1,525)
Conversion incentive payment–convertible notes	—	7,307	—	—	—
Gain on refinancing term loan from related party	(13,629)	—	—	—	—
Minority interest expense (benefit)	197	(197)	194	(10,719)	(12,514)
Income tax expense (benefit)	3,678	(1,133)	(3,295)	(5,935)	(5,078)
Adjusted EBITDA (unaudited)	**$ 11,000**	**$ (8,132)**	**$ 6,747**	**$ (10,745)**	**$ (7,260)**

(7) Represents all properties, including the previously leased hotels, for which we provide management or related services.

(8) As of the end of the periods presented.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the NYSE under the symbol "IHR." As of March 8, 2004, 30,091,187 shares of our common stock were listed and outstanding, held by approximately 2,874 record holders.

The following table lists, for the fiscal quarters indicated, the range of high and low closing prices per share of our common stock in U.S. dollars, as reported on the NYSE Composite Transaction Tape. The 1:5 reverse stock split effected on July 31, 2002 was applied to prior periods for comparative purposes. Stock prices prior to July 31, 2002 reflect the adjusted closing stock price of "MMH," MeriStar Hotels & Resorts, the legal survivor of the merger between Interstate and MeriStar.

STOCK PRICE

	HIGH	LOW
Fiscal 2002		
First quarter	4.25	3.15
Second Quarter	6.05	3.85
Third Quarter	4.40	2.45
Fourth Quarter	4.87	3.90
Fiscal 2003		
First quarter	5.05	4.21
Second Quarter	4.93	4.16
Third Quarter	5.75	4.77
Fourth Quarter	6.75	5.00

We have not paid any cash dividends on our common stock and we do not anticipate that we will do so in the foreseeable future. We intend to retain earnings, if any, to provide funds for the continued growth and development of our business. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors and will be dependent upon lender approval as well as our results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

OFFICERS

Paul W. Whetsell
Chairman

Steven D. Jorns
Chief Executive Officer

Robert J. Morse
Chief Operating Officer

J. William Richardson
Chief Financial Officer

Kenneth E. Barr
Chief Accounting Officer

H. Lee Curtis
President, BridgeStreet Corporate Housing Worldwide

Brian P. Garavuso
Chief Technology Officer

Christopher L. Bennett
General Counsel

Paul Burke
Executive Vice President, Operations

Henry L. Ciaffone
President, International Operations and Development

Bill Croke
Executive Vice President, Operations

Woodard P. Montgomery
Executive Vice President, Human Resources

Samuel E. Knighton
Executive Vice President, Operations, Crossroads

BOARD OF DIRECTORS

Paul W. Whetsell
Chairman

Steven D. Jorns
Chief Executive Officer

Karim J. Alibhai,[3] Principal, Gencom Asset Management Co.

Leslie R. Doggett,[1,2] President & CEO, Baltimore Area Convention and Visitors Association

Joseph J. Flannery, Managing Director, Lehman Brothers

Thomas F. Hewitt,[1,3,5] President, The Continental Companies

Mahmood J. Khimji,[3,4] President, Highgate Holdings

James B. McCurry,[2,4,5] President, Printing Division, Kinko's, Inc.

Raymond C. Mikulich,[1,4] Managing Director, Lehman Brothers

John J. Russell, Jr.,[2,3,5] Partner, Yesawich, Pepperdine, Brown & Russell

Sherwood M. Weiser,[1] Chairman & CEO, CRC Holdings, Inc.

[1] Corporate Governance and Nominating Committee
[2] Audit Committe
[3] Investment Committee
[4] Compensation Committee
[5] Special Committee—REIT Issues

CORPORATE HEADQUARTERS

4501 N. Fairfax Drive
Arlington, VA 22203

T 703.387.3100
F 703.387.3101

REGISTRAR AND STOCK TRANSFER AGENT

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010

T 800.730.6001
www.equiserve.com

INDEPENDENT AUDITORS

KPMG LLP
1660 International Drive
McLean, VA 22102

LEGAL COUNSEL

Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019

STOCKHOLDER INQUIRIES

For information about Interstate Hotels & Resorts, Inc., and its subsidiaries, including copies of its annual report on Form 10-K and quarterly reports on Form 10-Q, please submit a written request to Corporate Secretary, Interstate Hotels & Resorts, Inc., 4501 N. Fairfax Drive, Arlington, VA 22203, or visit our Web site at www.ihrco.com.

ANNUAL MEETING DATE

Interstate Hotels & Resorts will hold its annual meeting of stockholders on May 27, at 9 a.m. at the company's headquarters, 4501 N. Fairfax Drive, 8th floor, Arlington, VA 22203.

INTERNET COMMUNICATIONS

A company overview, financial highlights, statistical data, recent press releases, property locations and other information about the company may be found on the World Wide Web at www.ihrco.com.


THE ROOSEVELT HOTEL
THE ROOSEVELT HOTEL
THRU STREET
E 45 ST
BUSES ONLY
ROOSEVELT

ihr

Interstate
Hotels & Resorts

4501 N. Fairfax Drive
Arlington, VA 22203

T 703.387.3100
F 703.387.3101

www.ihrco.com

IHR
Listed
NYSE
THE NEW YORK STOCK EXCHANGE



A concierge adds a touch of fresh flowers at the Interstate-managed Roosevelt Hotel in New York.